Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HORIZON PHARMA PLC,

MISNEACH CORPORATION

AND

RAPTOR PHARMACEUTICAL CORP.

DATED AS OF SEPTEMBER 12, 2016

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 12, 2016 by and among Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Article X.

W I T N E S S E T H:

WHEREAS, on the terms and subject to the conditions contained herein, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to purchase any and all of the outstanding shares of Common Stock, par value $0.001 per share, of the Company (“Company Shares,” and each such share a “Company Share”), at a price of $9.00 per Company Share, net to the holder thereof, in cash, without interest thereon (such amount, or any higher amount per Company Share that may be paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, it is also proposed that, as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each Company Share that is not tendered and accepted pursuant to the Offer (other than Canceled Company Shares and Dissenting Company Shares) will thereupon be canceled and converted into the right to receive the Offer Price, and the Company will survive the Merger as an indirect wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend for the Merger to be effected under Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, the Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) declared it advisable to the Company to enter into this Agreement, (iii) approved and declared advisable this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved, upon the terms and subject to the conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have approved and declared advisable this Agreement, the performance by Parent and Merger Sub of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Merger Sub entering into this Agreement, certain holders of Company Shares (the “Principal Stockholders”) have entered into tender and support agreements, dated as of the date hereof, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Company Shares to Merger Sub in the Offer (the “Tender Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Terms and Conditions of the Offer. Provided that this Agreement shall not have been terminated pursuant to Article VIII, as promptly as practicable after the date hereof (but in no event more than ten (10) Business Days after the date hereof), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the outstanding Company Shares at a price per Company Share (such date, the “Offer Commencement Date”), subject to the terms of Section 2.11, equal to the Offer Price. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Stockholders and contains the terms and conditions set forth in this Agreement and in Annex A. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to the satisfaction or waiver of:

(i) the condition (the “Minimum Condition”) that, prior to the Expiration Time, there shall have been validly tendered and not validly withdrawn, in each case, in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent, Merger Sub and their respective controlled Affiliates (if any), represent one more than 50% of the sum of (x) all then outstanding Company Shares (not including Company Shares tendered pursuant to guaranteed delivery procedures for which the underlying Company Shares have not yet been delivered) plus (y) the aggregate number of Company Shares issuable to holders of Company Options from which the Company has received valid notices of exercise (including payment of any applicable exercise price in accordance with the terms of the Company Stock Plans and applicable award agreement) prior to the expiration of the Offer (and as to which Company Shares have not yet been issued to such exercising holders of Company Options), plus (z) the aggregate number of Company Shares issuable to holders of Company Convertible Notes from which the Company has received valid notices of conversion to Company Shares in accordance with the Company Convertible Notes prior to the expiration of the Offer (and as to which Company Shares have not yet been issued to such exercising holders of Company Convertible Notes); and

(ii) each of the other conditions set forth in Annex A.

(b) Waiver of Conditions. Merger Sub expressly reserves the right to waive any of the conditions to the Offer, and to increase the Offer Price or to make any change in the terms of or conditions to the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company in its sole and absolute discretion, Merger Sub may not (and Parent shall not permit Merger Sub to) (i) waive or modify the Minimum Condition or the conditions set forth in clauses (1), (4) or (9) of Annex A, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Company Shares sought in the Offer, (C) extends the Offer or the Expiration Time, except as permitted or required by Section 1.1(c), (D) imposes conditions to the Offer other than those set forth in Annex A, (E) modifies the other conditions set forth in Annex A or (F) amends any other term or condition of the Offer in any manner that is adverse to the Company Stockholders.

(c) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, New York Time, at the end of the day on the date that is twenty (20) Business Days after the Offer Commencement Date determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (as such date and time may be extended, the “Expiration Time”) unless otherwise agreed to in writing by the Parent and the Company. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(c)(i) or anything to the contrary set forth in this Agreement:

(A) Merger Sub shall extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer; and

(B) in the event that the Minimum Condition or any of the other conditions to the Offer set forth on Annex A are not satisfied or waived (if permitted hereunder) as of any then scheduled expiration of the Offer, Merger Sub shall extend the Offer for successive extension periods of ten (10) Business Days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions to the Offer;

provided, however, that the foregoing clauses (A) or (B) of this Section 1.1(c)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article VIII.

(iii) Neither Parent nor Merger Sub shall extend the Offer in any manner other than pursuant to and in accordance with the provisions of Section 1.1(c)(ii) without the prior written consent of the Company.

(iv) Notwithstanding any provision in this Agreement to the contrary, in no event shall Parent or Merger Sub extend the offer beyond the Termination Date without the prior written consent of the Company.

(v) Neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is terminated in accordance with Article VIII, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event later than one (1) Business Day) after such termination of this Agreement.

(vi) If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VIII, prior to the acceptance for payment of Company Shares tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return or cause to be returned all tendered Company Shares to the registered holders thereof.

(d) Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the Expiration Time (as it may be extended in accordance with Section 1.1(c)(ii)). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any and all Company Shares that Merger Sub becomes obligated to accept in the Offer and purchase pursuant to the Offer and this Agreement; provided, however, that without the prior written consent of the Company, Merger Sub shall not accept for payment or pay for any Company Shares if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid to the holder thereof in cash.

(e) Schedule TO; Offer Documents. As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Merger Sub and Parent shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement and other required or customary ancillary documents, in each case, in respect of the Offer (together with any supplements or amendments thereto, the “Offer Documents”);

(ii) deliver a copy of the Offer Documents, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to NASDAQ in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv) cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(f) Parent and Merger Sub shall cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall furnish in writing to Parent and Merger Sub all information concerning the Company and its Subsidiaries that is required by applicable Law or reasonably requested by Parent or the Merger Sub to be included in the Schedule TO or the Offer Documents so as to enable Parent and Merger Sub to comply with their obligations under this Section 1.1(f). Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or any of its respective directors, officers, employees, Affiliates, agents or other Representatives for use in the Schedule TO or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Merger Sub shall provide in writing to the Company and its counsel any and all written comments or other communications (and shall orally describe any oral comments or other oral communication) that Parent, Merger Sub or their counsel may receive from the SEC or any other Governmental Body or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Body or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments Parent and Merger Sub shall consider reasonably and in good faith). Parent and Merger Sub shall use reasonable best efforts to respond promptly to any such comments.

1.2 Company Actions.

(a) Schedule 14D-9. The Company shall (i) file with the SEC, as promptly as reasonably practicable on the day the Offer is commenced, after the filing by Parent and Merger Sub of the Schedule TO and the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing, subject to Section 6.1, the Company Board Recommendation and a notice of appraisal rights in accordance with Section 262 of the DGCL, and (ii) take all steps necessary to disseminate the Schedule 14D-9 to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable U.S. federal securities Laws. Prior to such filing and dissemination the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws and for the appraisal rights notice to comply with Section 262 of the DGCL. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. Each of Parent and Merger Sub shall furnish in writing to the Company all information concerning Parent and Merger Sub that is required by applicable Law or reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(a). Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective directors, officers, employees, Affiliates, agents or other Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. Unless the Company Board has effected a Company Board Recommendation Change and except in connection with any disclosures made in compliance with Section 6.1(d), the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Board Recommendation Change and except in connection with any disclosures made in compliance with Section 6.1(d), the Company shall provide in writing to Parent, Merger Sub and their counsel any and all written comments or other communications (and shall orally describe any oral comments or other oral communication) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Board Recommendation Change or in connection with any disclosures made in compliance with Section 6.1(d), the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including by providing a reasonable opportunity for Parent, Merger Sub and their counsel to review and comment on any such response, which comments the Company shall consider reasonably and in good faith).

(b) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, furnish Parent and Merger Sub with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date as determined by the Company Board, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions) (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub (and their respective agents) shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and only in the manner provided in this Agreement and (iii) if this Agreement or the Offer is terminated, upon request, promptly return (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Merger shall be effected pursuant to Section 251(h) of the DGCL and shall be effected as soon as practicable following the Acceptance Time. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time and day of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time and day as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”) and shall take such further actions as may be required to make the Merger effective.

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, as soon as practicable following the Acceptance Time and the satisfaction of the last to be satisfied of the conditions set forth in Article VII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), and in any event on the same Business Day, or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws. Subject to Section 6.4, at the Effective Time (a) the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law and (b) the bylaws of the Company shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

2.6 Directors and Officers.

(a) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, and Parent, Merger Sub and the Company shall take all such further actions as may be necessary such that the directors of Merger Sub immediately prior to the Effective Time become, from and after the Effective Time, the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, and Parent, Merger Sub and the Company shall take such further actions as may be necessary such that the officers of Merger Sub immediately prior to the Effective Time become, from and after the Effective Time, the officers of the

Surviving Corporation until their successors shall have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Shares. Each Company Share that is outstanding immediately prior to the Effective Time (but excluding (A) Canceled Company Shares, (B) Accepted Company Shares and (C) any Dissenting Company Shares) shall be automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon, upon the surrender of the certificate representing such Company Share in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10).

(ii) Excluded Company Shares. Each Company Share (A) owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, in each case outstanding immediately prior to the Effective Time (“Canceled Company Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”), shall, in each case, be canceled at the Effective Time by virtue of the Merger without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Company Shares pursuant to the Offer).

(iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who are entitled to demand and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Company Shares in compliance in all respects with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.7(a), but instead will be entitled to receive such consideration as may be determined to be due to such holder of Dissenting Company Shares pursuant to Section 262 of the DGCL, except that all Dissenting Company Shares held by any Company Stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of such Company Shares in the manner provided in Section 2.8.

(ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.

(c) Company Options. Effective as of immediately prior to the Effective Time, the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full. Effective as of the Effective Time, each Company Option that remains outstanding as of the Effective Time shall be canceled and terminated as of the Effective Time, and each holder of each such Company Option with an exercise price per Company Share that is less than the Offer Price (each, an “In-the-money Option”) shall be paid by the Surviving Corporation promptly after the Effective Time, subject to Section 2.8(e), an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company Option immediately prior to the Effective Time, by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Option (the “Option Consideration”); provided, if it is reasonably determined that such Company Options cannot be automatically cancelled and converted into the right to receive the Option Consideration in accordance with the terms of the applicable Company Stock Plan and other terms of such Company Options, including those set forth in any separate agreement between the Company and the holder(s) of such Company Options, the holder(s) of such Company Options shall be required, prior to receiving the Option Consideration payable in respect of such Company Options under this Agreement, to deliver to the Surviving Corporation an option cancellation agreement in a form reasonably satisfactory to the Surviving Corporation in respect of such Company Options. For the avoidance of doubt, no Option Consideration shall be payable with respect to any Company Option with a per share exercise price that equals or exceeds the amount of the Offer Price and such Company Option shall be canceled and terminated without any cash payment or other consideration being made in respect thereof. Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through Parent’s, the Surviving Corporation’s or the applicable Subsidiary’s payroll to the holders of Company Options who are current or former employees of the Company the Option Consideration, less any required withholding Taxes payable in respect thereof pursuant to Section 2.8(e), as promptly as practicable following the Effective Time (and in no event later than fifteen (15) days after the Closing). All other payments under this Agreement to holders of Company Options, in respect of such Company Options, who are not current or former employees (each, a “Non-Employee Option Holder”) shall be made by the Payment Agent, on behalf of the Surviving Corporation, as promptly as practicable following the Effective Time (and in no event later than the second regular payroll period after the Closing; provided that such holder has delivered to the Payment Agent a completed and duly executed Form W-9 or Form W-8BEN, as applicable).

(d) Company RSU Awards. Effective as of immediately prior to the Effective Time, (i) the vesting of each Company RSU Award that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, (ii) each Company RSU Award that remains outstanding as of immediately prior to the Effective Time shall be canceled and terminated as of the Effective Time, and (iii) each holder of each such Company RSU Award shall be entitled to be paid by the Surviving Corporation promptly after the Effective Time, subject to Section 2.8(e), an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price (the “RSU Consideration”). Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through Parent’s, the Surviving Corporation’s or the applicable Subsidiary’s payroll to the holders of Company RSU Awards who are current or former employees of the Company the RSU Consideration, less any required withholding Taxes payable in respect thereof pursuant to Section 2.8(e), as promptly as practicable following the Effective Time (and in no event later than fifteen (15) days after the Closing). All other payments under this Agreement to holders of Company RSU Awards, in respect of such Company RSU Awards, who are not current or former employees (each, “Non-Employee RSU Award Holder”) shall be made by the Payment Agent, on behalf of the Surviving Corporation, as promptly as practicable following the Effective Time (and in no event later than the second regular payroll period after the Closing; provided that such holder has delivered to the Payment Agent a completed and duly executed Form W-9 or Form W-8BEN, as applicable).

(e) Treatment of Company ESPP. The Company shall take such action as may be necessary to (i) operate the Company ESPP in accordance with its terms as in effect on the date of this Agreement from the period of time commencing on the date of this Agreement and ending on the Effective Time, (ii) cause any offering period (or similar period during which shares may be purchased) that would otherwise be underway as of the Effective Time under the Company ESPP in accordance with its terms on the date of this Agreement to be the final offering period under the Company ESPP and such offering period shall be terminated no later than the last payroll period that ends at least three (3) Business Days prior to the Effective Time (the “Final Exercise Date”); (iii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iv) cause each participant’s share purchase rights under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date; and (v) terminate the Company ESPP as of the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase Company Shares in accordance with the terms of the Company ESPP, and each share purchased thereunder immediately prior to the Effective Time shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.7(a). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to the ESPP participants of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the Company ESPP in a form reasonably acceptable to Parent.

(f) Loan Payoff. As promptly as practicable following the date of this Agreement, and prior to the Effective Time, the Company shall satisfy all notification requirements required in connection in with the transaction contemplated by this Agreement under the terms of the Company Loan Agreement, including providing notice to Healthcare Royalty Partners II, L.P. of the transactions contemplated by this Agreement as provided for under the terms of the Company Loan Agreement. No less than three (3) Business Days prior to the Closing Date, the Company shall obtain and deliver to Parent a customary payoff letter (the “Payoff Letter”) for any amounts owed by the Company and/or any of its Subsidiaries under the Company Loan Agreement, which Payoff Letter shall (i) provide the dollar amount of all indebtedness required to be paid under the Company Loan Agreement in order to fully and finally pay off such indebtedness as of the Closing (the “Payoff Amount”), and (ii) indicate that the Company and each of its Subsidiaries shall be discharged from any and all obligations pursuant to such indebtedness (and any documentation in connection therewith shall terminate) and that all Liens securing the indebtedness shall be released from and after the Closing Date automatically upon payment of the Payoff Amount. Parent shall pay, or shall cause one or more of its Subsidiaries to pay, the Payoff Amount in full on behalf of the Company on the Closing Date.

2.8 Exchange of Certificates.

(a) Payment Agent. Prior to the Acceptance Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b) Exchange Fund. On or prior to the Closing Date, Parent shall deposit (or cause to be deposited) with the Payment Agent, for payment to the Company Stockholders, Non-Employee Option Holders and Non-Employee RSU Award Holders, pursuant to the provisions of this Article II, an amount of cash equal to the aggregate cash consideration to which Company Stockholders, Non-Employee Option Holders and Non-Employee RSU Award Holders are entitled under this Article II (which, for the avoidance of doubt, shall include the Option Consideration or the RSU Consideration, as applicable). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent. No investment or losses thereon shall affect the consideration to which Company Stockholders are entitled under this Article II and to the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the cash amounts contemplated by this Article II,

Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article II. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

(c) Payment Procedures. Promptly following the Effective Time, and in any event within five (5) Business Days thereafter, Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares, and (ii) non-certificated Company Shares represented by book-entry (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a), (A) a letter of transmittal in customary form reasonably satisfactory to the Company and Parent and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Payment Agent, as applicable, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such Certificate that were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a), by (y) the Merger Consideration, and the Certificates so surrendered shall forthwith be canceled. Each Non-Employee Option Holder and Non-Employee RSU Award Holder who provides the Paying Agent a completed and duly executed Form W-9 or Form W-8BEN, as applicable, shall be entitled to receive in exchange for such Company Award the consideration payable in respect thereof pursuant to the provisions of this Article II. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a), by (y) the Merger Consideration, and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares. Until so surrendered, outstanding Certificates and Uncertificated Shares (other than Certificates and Uncertificated Shares representing any Dissenting Company Shares) shall, from and after the Effective Time, evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, and established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Payment Agent, Parent, Merger Sub, the Company, and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under applicable Tax Laws. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body and such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, Merger Sub, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is six (6) months after the Effective Time shall be delivered to Parent upon demand, and any Company Stockholders who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares that were issued and outstanding immediately prior to the Effective Time for exchange pursuant to the provisions of this Section 2.8 shall thereafter look solely to Parent or the Surviving Corporation for payment of the Merger Consideration payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares, as a general creditor thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

2.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be canceled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall (other than Certificates or Uncertificated Shares representing Dissenting Company Shares, which shall be subject to Section 2.7(b)(i)) cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8 (or, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any Accepted Company Shares pursuant to the Offer). The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time and at the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company shares shall be closed. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a customary affidavit of that fact by the holder thereof, in the form and substance as reasonably requested by the Payment Agent, the Merger Consideration payable in respect thereof pursuant to Section 2.7(a); provided, however, that the Payment Agent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a customary indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Adjustments to the Offer Price and Merger Consideration. The Offer Price and Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time.

2.12 Necessary Further Actions. Each of the Company, Parent and Merger Sub agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time without a meeting of the Company Stockholders, as provided in Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause their respective Affiliates and Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under, or duty or obligation with respect to, any of the property, rights, privileges, powers or franchises, or any of the debts or Liabilities, of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or Liabilities, in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Disclosure Schedule”), or (ii) other than with respect to the representations and warranties contained in Sections 3.2, 3.4(a), 3.4(e) or 3.7(a), as disclosed in any Company SEC Reports filed with or furnished to the SEC prior to the date hereof and publicly available prior to the date of this Agreement (including any financial statements or schedules included or incorporated by reference therein, but excluding any disclosure under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” (or other similar headings) or other statements to the extent predictive, cautionary or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Qualification.

(a) The Company and each of its Subsidiaries is duly organized and existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Laws of the jurisdiction of its organization, with all requisite power and authority to own its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individual or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company has heretofore made available to Parent true, correct and complete copies of the certificate of incorporation and bylaws (or similar governing documents) as currently in effect for the Company and each of its Subsidiaries.

(c) Section 3.1(c) of the Disclosure Schedule identifies each Subsidiary of the Company and indicates for each such Subsidiary its jurisdiction of organization, ownership (including capitalization and number and type of ownership units or interests issued, paid in and outstanding (or applicable equivalent)) and the names of its directors and officers (or applicable equivalent). Neither the Company nor any of its Subsidiaries, directly or indirectly, owns any equity interest in any Person other than the Company’s Subsidiaries set forth on Section 3.1(c) of the Disclosure Schedule.

3.2 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby. The Company Board (at a meeting duly called and held) unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (b) declared it advisable to the Company to enter into this Agreement, (c) approved and declared advisable this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein, (d) agreed that the Merger shall be effected under Section 251(h) of the DGCL, and (e) resolved, upon the terms and subject to the conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (the “Enforceability Exceptions”).

3.3 Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Company, the performance by the Company and its Subsidiaries of their covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of the Company or any of its Subsidiaries, (b) require any Governmental Authorization of, or filing with or notification to, any Governmental Body except (i) as may be required under the HSR Act, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Material Contract, (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (other than Permitted Liens or one created by Parent or Merger Sub), or (e) violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective assets are bound, except, in the case of clauses (b) through (e), inclusive, as have not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 Company Shares and 15,000,000 shares of Company Preferred Stock. At the close of business on September 9, 2016 (the “Capitalization Date”), (i) 85,552,358 Company Shares were issued and outstanding; (ii) no shares of Company Preferred Stock were issued and outstanding; (iii) no Company Shares were held by the Company in its treasury; (iv) under the Company Stock Plans, there were outstanding Company Options to purchase 9,104,697 Company

Shares and outstanding Company RSU Awards with respect to 787,479 Company Shares; and (v) an aggregate of 3,563,323 Company Shares were reserved for future issuance pursuant to the Company Stock Plans and the Company ESPP. Except as set forth in the preceding sentence, and other than the Company Convertible Notes, at the close of business on the Capitalization Date, there are no (A) outstanding shares of capital stock or other voting securities of or equity interests in the Company, or securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company (collectively, “Company Securities”), (B) outstanding rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or any of its Subsidiaries; or (C) Contracts under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. Except as set forth on Section 3.4(a) of the Disclosure Schedule, from the Capitalization Date until and including the date hereof, the Company has not issued any shares of its capital stock (other than in connection with the exercise of Company Options or vesting of Company RSU Awards outstanding as of the Capitalization Date), has not granted any options, restricted stock, stock units, stock appreciation rights, warrants or rights, or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Company Shares have been duly authorized and issued and are fully paid and nonassessable and are free of preemptive rights.

(b) Section 3.4(b) of the Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of the name of each holder of Company Options and Company RSU Awards, the number of outstanding Company Options and Company RSU Awards held by such holder, the grant date of each such Company Option and Company RSU Award, the corresponding exercise price of each Company Option and the expiration date of each Company Option.

(c) There are on the date hereof no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company. None of the outstanding Company Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right. None of the outstanding shares of Company common stock are subject to any right of first refusal in favor of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Shares. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” Laws.

(d) The Company or another of its Subsidiaries is the record and beneficial owner of all the outstanding shares of capital stock (or other equity securities, as applicable) of each Subsidiary of the Company, free and clear of any Lien (other than Permitted Liens), transfer restrictions, and there are no irrevocable proxies with respect to any such shares (or other equity securities, as applicable).

(e) The Company has no stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. As of the date of this Agreement, the aggregate amount of Payments (as defined in the Company Loan Agreement) made by or on behalf of Parent and/or any of Parent’s Subsidiaries to the Lender (as defined in the Company Loan Agreement) in respect of the Tranche A Loan, Tranche B Loan or Tranche C Loan (each as defined in the Company Loan Agreement) equals $48,200,000.

3.5 Reports; Financial Statements.

(a) Since January 1, 2014, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (the “Company SEC Reports”), all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and, in each case, the rules and regulations of the SEC promulgated thereunder. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The audited and unaudited consolidated financial statements, including the related notes and schedules thereto, (collectively, the “Company Financial Statements”) of the Company included (or incorporated by reference) in the Company SEC Reports have been prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated income, stockholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes (to the extent permitted to by excluded by Form 10-Q and applicable SEC rules) and normal year-end audit adjustments that individually or in the aggregate are not material).

(c) The Company maintains, and at all times since January 1, 2014 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and such policies and procedures provide reasonable assurance that: (i) records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) the unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the financial statements are prevented or timely detected. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and such assessment concluded that such controls were effective. Since January 1, 2014, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (C) any claim or allegation regarding any of the foregoing.

(d) The Company maintains and has since January 1, 2014 maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable law, presented in any applicable Company SEC Reports that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and, to the extent required by applicable law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e) The Company is not a party to, nor has it any obligation or other commitment to, become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Reports.

(f) Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of the Sarbanes-Oxley Act.

3.6 Undisclosed Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the Company Financial Statements, (b) incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company Financial Statements, (c) incurred under this Agreement or in connection with the transactions contemplated by this Agreement, including the Offer and the Merger, (d) under Contracts binding upon the Company or such Subsidiary (other than resulting from any breach thereof), either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement (including non-exclusive outbound licenses to service providers, clinical trial agreements and material transfer agreements) or (e) which individually or in the aggregate have not had and would not be expected to result in a Material Adverse Effect, neither the Company nor any of its Subsidiaries have incurred any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise.

3.7 Absence of Certain Changes. Since December 31, 2015, (a) the Company and its Subsidiaries have not suffered any Material Adverse Effect, and (b) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects and in a manner consistent with past practice in all material respects, except for the negotiation, execution, delivery and performance of this Agreement. Since June 30, 2016 through the date of this Agreement, the Company and its Subsidiaries have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2(a), (d), (e), (f), (g), (h), (i), (j), (k), (q) or, with respect to any of the foregoing, (r).

3.8 Schedule 14D-9; Schedule TO.

(a) The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Schedule 14D-9, when filed with the SEC and on the date first disseminated to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by or on behalf Parent or Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives specifically for inclusion or incorporation by reference in the Schedule 14D-9.

(b) None of the information provided or to be provided in writing by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.9 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding material Order.

3.10 Compliance with Law; Governmental Authorizations. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) (i) neither the Company nor any of its Subsidiaries is, or has been since January 1, 2014, in conflict with, in default with respect to or in violation of, any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected and (ii) since January 1, 2014, neither the Company nor any of its Subsidiaries has been given written notice of, or been charged with, any unresolved violation of, any Laws; (b) the Company and each of its Subsidiaries have all Governmental Authorizations required to conduct their businesses as currently conducted and such Governmental Authorizations are valid and in full force and effect; (c) neither the Company nor any of its Subsidiaries has received written notice from any Governmental Body threatening to revoke any such Governmental Authorization; and (d) the Company and each of its Subsidiaries are in compliance with the terms of such Governmental Authorizations.

3.11 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all material Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns) and all such Tax Returns are complete and accurate in all material respects, and the Company and each of its Subsidiaries have paid or caused to be paid all Taxes reflected as due and owing on such Tax Returns (and any other material Taxes required to be paid by it whether or not reflected as due and owing on such Tax Returns) and made adequate provision (or adequate provision has been made on its behalf) for all material accrued Taxes that are not yet due. There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries except Liens for Taxes not yet due and payable.

(b) There are no outstanding or pending or, to the Knowledge of the Company, threatened audits, actions, suits, examinations, assessments or other proceedings in respect of material Taxes of the Company or any Subsidiary, and the Company and its Subsidiaries have not received written notice of any such audits or proceedings. No deficiency for any material Tax has been asserted or assessed by a Tax authority in writing against the Company or any Subsidiary which deficiency has not been paid, settled or withdrawn. Subject to exceptions as would not be material, no written claim has been received by the Company or any Subsidiary from any Tax authority in any jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary is or may be subject to material Tax in that jurisdiction. No extension or waiver of the limitation period applicable to any material Tax Returns or any material Taxes of the Company or any Subsidiary has been granted and is currently in effect. No material closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement, consent to an extension of time to make an election or consent to a change of method of accounting has been requested from, entered into with or issued by a Governmental Body with respect to Taxes by or to the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries have collected or withheld and paid all material Taxes required to have been collected or withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, customer or other third party.

(d) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past three (3) years.

(e) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any material Tax allocation, sharing or indemnification agreement (other than such agreements (A) exclusively between or among the Company and one or more wholly owned Subsidiaries of the Company or (B) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax), (ii) has been a member of an affiliated group filing a consolidated, combined, or unitary income Tax Return (other than a group the common parent of which was the Company) or (iii) has any material liability for Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), by operation of Law, as a transferee or successor or by Contract.

(f) Neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, in each case, for a taxable period ending on or prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing Date outside the ordinary course of business and not reflected on the Company Financial Statements, or (v) election under Section 108(i) of the Code filed prior to the Closing.

(g) The Company has made available to Parent all material intercompany agreements and written analyses relating to transfer pricing with respect to the Company and its Subsidiaries (including, for the avoidance of doubt, calculations of intercompany charges required with respect to the Company’s cost sharing arrangement and its intercompany services pursuant to Treasury Regulations Sections 1.482-7 and 1.482-9 (including the provisions therein dealing with stock-based compensation). Neither the Company nor any of its Subsidiaries has agreed to make any material adjustments pursuant to Section 482 of the Code or any corresponding provision of state, local or foreign Tax law with respect to any intercompany transaction, and none of the Company or any of its Subsidiaries has received any notice in writing from any Governmental Body proposing any such material adjustment.

(h) The Company has made available to Parent all material documentation relating to any applicable Tax exemption, Tax holiday or reduced Tax rate granted by a Governmental Body with respect to the Company or any of its Subsidiaries that is not generally available to Persons without specific application therefor (each, a “Tax Grant”) that has current applicability to the Company or any of its Subsidiaries. To the Knowledge of the Company, each of the Company and its Subsidiaries is in compliance with the terms and conditions of any Tax Grants in all material respects.

3.12 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect each of the Company and its Subsidiaries is, and has been at all times since January 1, 2014, in compliance with all applicable Environmental Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) there is no Legal Proceeding or Order relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently operated or leased by the Company or any of its Subsidiaries; (b) neither the Company nor its Subsidiaries has received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any Liability relating to or arising under Environmental Laws; and (c) there have been no Releases of Hazardous Substances on properties currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company or any of its Subsidiaries.

3.13 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns, or to the Company’s Knowledge have ever owned, any real property.

(b) Section 3.13(b) of the Disclosure Schedule sets forth a true, correct and complete list of all leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases”). The Company has made available to Parent true, correct and complete copies of all Real Property Leases (including all material modifications, amendments, supplements, waivers and side letters thereto). Each Real Property Lease is, to the Knowledge of the Company, valid, binding and in full force and effect, subject to the Enforceability Exceptions. The Company and each of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except Permitted Liens. Neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

3.14 Intellectual Property.

(a) Section 3.14(a) of the Disclosure Schedule sets forth a list, as of the date hereof, of all Company Registered Intellectual Property Rights that are material to the operation of the business of the Company and its Subsidiaries as it is currently conducted, together with the name of the current owner(s), the applicable jurisdictions and the application or registration numbers. (i) The Company Registered Intellectual Property Rights required to be set forth on Section 3.14(a)(i) of the Disclosure Schedule (other than applications for Company Registered Intellectual Property Rights) are subsisting, and, to the Knowledge of the Company, enforceable and valid, (ii) none of such Company Registered Intellectual Property Rights described in subsection (i) and that are material to the operation of the business of the Company and its Subsidiaries as it is currently conducted have been misused, withdrawn, canceled or abandoned, (iii) all application, registration, issuance, renewal and maintenance fees due for such Company Registered Intellectual Property Rights having a final due date on or before the date hereof have been paid in full and are current and (iv) except as otherwise indicated, the Company or a Subsidiary of the Company Controls all such Company Registered Intellectual Property Rights, free and clear of any Liens other than Permitted Liens. Each of the patents and patent applications included in the Company Registered Intellectual Property Rights that are owned by the Company or a Subsidiary, and, to the Knowledge of the Company, each of the Company’s and its Subsidiaries’ co-owned or in-licensed patents and patent applications, properly identifies by name each and every inventor of the claims thereof.

(b) Section 3.14(b) of the Disclosure Schedule sets forth each license agreement pursuant to which the Company or any Subsidiary has obtained a license to or has been granted a covenant not to sue under, immunity from suit with respect to or other equivalent rights to any Intellectual Property Right that is material to the Company or any Subsidiary or that pertains to any of the Company Products (each, an “In-bound License”) or has granted a license or covenant not to sue, immunity from suit or other equivalent right to any Intellectual Property Right owned by the Company or any Subsidiary that is material to the Company or any Subsidiary or that pertains to any of the Company Products (each, an “Out-bound License”); provided, that In-bound Licenses shall not include commercially available off-the-shelf software entered into in the ordinary course of business, and Out-bound Licenses shall not include non-exclusive outbound licenses to service providers entered into in the ordinary course of business.

(c) The Company and its Subsidiaries own and possess all right, title and interest in and to or otherwise have the right to use, pursuant to a valid and enforceable In-bound License, all material Company Intellectual Property Rights, free and clear of all Liens other than Permitted Liens.

(d) No Company Employee owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company Intellectual Property Rights that is owned or purported to be owned solely by the

Company or its Subsidiaries. To the Knowledge of the Company, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries take commercially reasonable steps to have each Person who is or was an employee or contractor of Company and who is or was involved in the creation or development of any Intellectual Property owned by the Company execute a valid agreement containing an assignment of such employee’s or contractor’s rights to such material Intellectual Property.

(e) Since January 1, 2014, the Company and its Subsidiaries have not received written notice from any third party challenging the validity, enforceability or ownership of any Company Intellectual Property Rights, nor is the Company or its Subsidiaries currently a party to any proceeding relating to any such challenge, except for (i) office actions and other ex parte proceedings in the ordinary course of prosecuting or maintaining the Company Registered Intellectual Property Rights or (ii) other proceedings that would not have a Material Adverse Effect.

(f) Since January 1, 2014, until the date hereof, neither Company nor any of its Subsidiaries have received any written notice from any third party, and, to the Knowledge of Company, there is no other assertion or threat from any third party, that the operation of the business of Company or any of its Subsidiaries as it is currently conducted, or the Company Products, infringe or misappropriate the Intellectual Property of any third party.

(g) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries (A) as currently conducted and (B) as currently planned by the Company or its Subsidiaries to be conducted with respect to the commercialization of the Company Products, does not, in each case, (1) infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights owned by any other Person or (2) constitute any contributory infringement of or inducement to infringe, misappropriate or unlawfully use any Intellectual Property Rights owned by any other Person that are not licensed to the Company or its Subsidiaries; and (ii) to the Knowledge of the Company, no other Person is infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property Rights owned by or exclusively licensed to the Company or its Subsidiaries. The Company and its Subsidiaries are not currently a party to any proceeding (x) challenging the validity, enforceability or ownership of any third party Intellectual Property Rights, or (y) asserting that the operation of the business of any third party, or any third party products or services, infringes or misappropriates any Company Intellectual Property Rights.

(h) None of the Company or its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Company or its Subsidiaries to grant or offer to any other Person any license or right to any Company Intellectual Property Rights.

(i) None of the Company Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries is subject to any pending or outstanding injunction, directive, order, judgment, settlement, forbearance to sue, consent, ruling or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property Rights by the Company or its Subsidiaries or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Company Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries.

(j) The Company has the exclusive right to use all data generated in the course of, or as a result of, any clinical trial or other testing in humans or any manufacture of the Company Products in each case, conducted by or on behalf of the Company or its Subsidiaries.

(k) To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by or, exclusively licensed to or purported to be exclusively licensed to, the Company or its Subsidiaries, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or use rights to such Intellectual Property Rights, or require or obligate the Company or its Subsidiaries to grant or offer to any Governmental Body or institution any license or right to such Intellectual Property Rights or require the Company or any of its Subsidiaries to reimburse or repay any grant under any contingent or non-contingent.

3.15 Material Contracts.

(a) Section 3.15(a) of the Disclosure Schedule sets forth a list, as of the date hereof, and the Company has made available to Parent (or Parent’s outside counsel) true, correct and complete (subject to any necessary redactions) copies of, each Contract, to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) contains any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries or any covenants that limit in any material respect the freedom of the Company or any of its Subsidiaries to compete or engage in any line of business or in any geographic area;

(iii) provides for or governs the formation, creation, operation, management or control of any partnership, joint venture or similar profit-sharing arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iv) involves (A) the use or license by the Company or any of its Subsidiaries of any material Intellectual Property Rights owned by a third party (other than shrink-wrap, click-wrap and off-the-shelf or commercially available software and non-disclosure agreements entered into in the ordinary course of business consistent with past practice), or (B) the joint development of products or technology with a third party;

(v) involves the license by the Company or any of its Subsidiaries of any of its material Intellectual Property Rights to any third party (other than (A) as ancillary to a sale of products to customers or the purchase or use of equipment, reagents or other materials and (B) any materials provided under material transfer agreements entered into in the ordinary course of business);

(vi) constitutes a manufacturing, supply, distribution, research, development, clinical (including clinical research organization), commercialization or marketing agreement that provides for minimum payment obligations by the Company and/or any of its Subsidiaries of at least $250,000 in the aggregate in any prospective twelve (12) month period;

(vii) other than solely among wholly owned Subsidiaries of the Company, relates to indebtedness of the Company or any of its Subsidiaries, whether incurred, assumed, guaranteed or secured by any asset, having an outstanding principal amount in excess of $250,000 in the aggregate;

(viii) any agreement relating to an acquisition, divestiture, merger or similar transaction that has continuing indemnification or other contingent payment obligations;

(ix) constitutes a Plan pursuant to which the Company or any Subsidiary is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Employee or any spouse or heir of any Company Employee, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary, bonus or compensation paid in the ordinary course of business consistent with past practice) to any Company Employee or (C) grant or accelerate the vesting of, or otherwise modify, any Company Options and Company RSU Award other than accelerated vesting as required by Company Plans;

(x) is a settlement, conciliation or similar agreement with or before any Governmental Body and pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay consideration in excess of $250,000 in the aggregate in respect of such agreement or require the Company or any Subsidiary to conduct its business in accordance with any material obligations or limitations from and after the execution of such agreement;

(xi) other than any Plan, requires or permits the Company or any Subsidiary of the Company, or any successor, to, or acquirer of the Company, to make any payment to another person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(xii) provides for: (A) reimbursement of any Company Employee for, or advancement to any Company Employee of, material legal fees or other material expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any officer, director or employee of the Company or any Subsidiary of the Company;

(xiii) obligates the Company or any of its Subsidiaries to pay future milestones, royalty payments or similar payments and that are not included in the In-bound Licenses or Out-bound Licenses;

(xiv) grants to any Person a right of first refusal or option to purchase or acquire any material assets from the Company or its Subsidiaries;

(xv) any Contract between the Company or any Subsidiary of the Company, on the one hand, and a Governmental Body, on the other; and

(xvi) involves any collective bargaining agreement or other works council, trade union, labor association, employee representative or collective labor contract with respect to its employees of the Company or its Subsidiaries (collectively, the “Labor Agreements”).

Each Contract of the type described in clauses (i) through (xvi) above is referred to herein as a “Material Contract”.

(b) To the Knowledge of the Company (i) each Material Contract is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, subject to the Enforceability Exceptions, (ii) the Company and its Subsidiaries have, and, to the Knowledge of the Company, each other party thereto has, performed and complied in all material respects with all obligations required to be performed or complied with by them under each Material Contract to date, (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other party thereto, and (iv) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any written notice from any third party to any Material Contract that such party intends to terminate, or not renew, such Material Contract.

3.16 Employee Benefit Matters/Employees.

(a) Section 3.16(a) of the Disclosure Schedule sets forth a complete list of each material (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA, (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus, commission, or other incentive plans, programs, policies or agreements, and (iii) medical, vision, dental or other health plans, life insurance plans, or fringe benefit plans, in each case, whether oral or written, maintained or contributed to by the Company or any of its Subsidiaries, or required to be maintained or contributed to by the Company or its Subsidiaries or otherwise providing for payments, advance notice of termination, or benefits for or to any employees, directors, officers or consultants of the Company or any of its Subsidiaries and/or their dependents or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or has or may have any material liability (collectively, the “Plans”). With respect to the Plans listed on Section 3.16(a) of the Disclosure Schedule, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (A) all Plans, including amendments thereto; (B) the most recent annual report on Form 5500 filed with respect to each Plan (if required by applicable Law) and the most recent actuarial report in respect of any Plan that is a single employer pension plan subject to Title IV of ERISA; (C) the most recent summary plan description for each Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (D) the most recent IRS determination, notification, or opinion letter, if any, received with respect to any applicable Plan; (E) each trust agreement relating to any Plan (as applicable); and (F) all material correspondence relating to any Plan to or from the IRS, the United States Department of Labor, or any other Governmental Body since January 1, 2014 through the Effective Time.

(b) Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to materially and adversely affect the qualification of any such Plan or the imposition of any material liability, penalty or tax under ERISA or the Code. Each Plan and any related trust complies, and has been maintained and administered in material compliance, with ERISA, the Code and other applicable Laws and all material payments and contributions required to be made under the terms of any Plan have been made or the amount of such payment or contribution obligation has been reflected in the Company SEC Reports filed with or furnished to the SEC prior to the date hereof which are publicly available prior to the date of this Agreement. For the last six (6) years, the Company has performed in all material respects all obligations required to be performed under, is not in any material respect in default under or in violation of, and, to the Knowledge of the Company, there is no default or violation in any material respect by any other party to, any Plan. Other than routine claims for benefits, there are no material suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for material benefits under any Plan. No transaction has occurred with respect to any Plan that would subject the Company to either a material liability pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that is not curable without material cost.

(c) No Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates sponsors, maintains, or contributes to, or has, within the past six (6) years, sponsored, maintained or contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code.

(d) No Plan provides for retirement or other post-employment welfare benefits and neither the Company nor any of its Subsidiaries has any present or future obligation to provide post-retirement welfare benefits to or make any payment to, or with respect to, any Company Employee pursuant to any retiree medical, retiree disability, retiree life insurance benefit plan, or other retiree welfare plan (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law or ERISA, coverage through the end of the calendar month in which a termination of employment occurs or an applicable employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums for a terminated employee for up to twenty-four months following the employee’s termination).

(e) All Foreign Plans comply in all material respects with applicable Laws. With respect to each Foreign Plan, either (i) such Foreign Plan does not require funding and is not required to be recognized as a book-reserved plan, or (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan, and no transaction contemplated by this Agreement shall cause any such assets or insurance obligations to be less than such benefit obligations.

(f) No Plan or other agreement or Contract between the Company and an Company Employee or other individual would reasonably be expected to result in any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(g) Each Plan that is subject to Section 409A of the Code has been administered in compliance in all material respects with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. No Plan provides for an obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any Tax incurred by such Company Employee pursuant to Section 409A or 4999 of the Code.

(h) Except as provided by the terms of this Agreement, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent termination event): (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries or any group of such employees, consultants or directors to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; or (iv) otherwise give rise to any material liability under any Plan.

(i) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any Labor Agreement, nor is any such Labor Agreement presently being negotiated, nor is there any duty on the part of the Company or any of its Subsidiaries to bargain or consult with any labor organization, trade or labor union, employees’ association or similar organization representing any of its employees (collectively, “Labor Organizations”), and there are no Labor Organizations representing, purporting to represent, or, to the Knowledge of the Company, seeking to represent any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law, there is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three (3) years.

3.17 Regulatory Compliance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2014, have been, in compliance with all applicable Healthcare Laws. Since January 1, 2014, the Company and its Subsidiaries have not received any written notification or other written communication of any pending or, to the Knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Body alleging material non-compliance by, or Liability of, the Company and its Subsidiaries under any Healthcare Laws.

(b) Section 3.17(b) of the Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies of all material

Governmental Authorizations from the FDA, European Medicines Agency, and all other applicable comparable foreign Governmental Bodies (collectively, the “Regulatory Authorities”), held by the Company and its Subsidiaries necessary to conduct its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold such Governmental Authorizations of the Regulatory Authorities required for the conduct of their respective businesses as currently conducted (collectively, the “Regulatory Permits”) and all such Regulatory Permits are in full force and effect. Except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have filed all required material notices and responses to notices, supplemental applications, reports (including all adverse event/experience reports) and other material information with the Regulatory Authorities.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2014, (i) all reports, documents, claims and notices required to be filed, maintained, or furnished to Regulatory Authorities by the Company and its Subsidiaries have been so filed, maintained or furnished, and (ii) to the Knowledge of the Company, all such reports, documents, claims and notices were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) To the Knowledge of the Company, the chemistry, manufacturing and controls (CMC), clinical and pre-clinical studies conducted by or on behalf of or sponsored by the Company or its Subsidiaries have been, since January 1, 2014, and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to all applicable Healthcare Laws. Neither the Company nor its Subsidiaries have received any written notifications or other written communications from any institutional review board, ethics committee or safety monitoring committee, including from any Regulatory Authority, that requires or would require the termination or suspension of any clinical studies conducted by, or on behalf of, the Company or the Subsidiaries, or in which the Company or the Subsidiaries have participated and, to Knowledge of the Company, no such action has been threatened against the Company or any Subsidiary.

(e) Neither the Company nor any of its Subsidiaries, or, to the Knowledge of Company, any of their respective employees, officers, directors, members, agents, and, in connection with products and product candidates, third party suppliers and contractors, have been debarred, disqualified, excluded, suspended, or, to Knowledge of the Company, threatened with the foregoing under applicable Healthcare Laws or assessed or threatened with assessment of civil money penalties pursuant to 42 U.S.C. § 1320a-7a.

(f) Except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2014, (i) there has been no recall, detention, withdrawal, seizure or termination or suspension of manufacturing requested or threatened by any Regulatory Authority relating to the Company Products sold by the Company or its Subsidiaries; (ii) there have been no field notifications or adverse regulatory actions taken (or, to the Knowledge of the Company, threatened) by any Regulatory Authority with respect to any Company Products and; (iii) none of the Company or any Subsidiary has, either voluntarily or at the request of any Regulatory Authority, provided post-sale warnings, safety alerts, “dear doctor” letters or investigator notices regarding an alleged lack of safety, efficacy or regulatory compliance of any Company Products or product candidates.

(g) Neither the Company nor any of its Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Authority or any other Governmental Body, or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for any Regulatory Authority or any other Governmental Body to invoke the FDA policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any similar policy.

3.18 Insurance. Section 3.18 of the Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company or any of its Subsidiaries. To the Knowledge of the Company, the Company and its Subsidiaries maintain and since January 1, 2014 has maintained insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies of similar size and stage of development as the Company and its Subsidiaries. With respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (c) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy, and (d) there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.19 Certain Payments.

(a) Each of the Company and its Subsidiaries and its directors, officers, and employees, and, to the Knowledge of the Company, agents or other Persons acting for or on behalf of the Company and its Subsidiaries, are and have been in material compliance with, as applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.), the USA PATRIOT Act, the UK Bribery Act 2010 (c. 23), and any other applicable Law that prohibits corruption, bribery, kickbacks, money laundering, terrorist financing, fraud, or embezzlement, in each case as amended, and any rules, regulations and guidance promulgated thereunder (collectively, “Anti-Bribery/AML Laws”).

(b) Neither the Company nor its Subsidiaries nor any of their respective directors, officers, or employees, or, to the Knowledge of the Company, agents or other Persons acting on behalf of any of the Company or its Subsidiaries has, directly or indirectly: (i) used any corporate funds or assets for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses relating to foreign or domestic political activity; (ii) given, paid, provided, made, offered or promised to make, or authorized the making of, any unlawful gifts, payments, or provision of money, political or charitable contributions, rebates, financial advantages, or anything else of value, regardless of form to any Person, including, but not limited to, any Governmental Body, for purposes of obtaining, retaining, or directing permits, licenses, favorable tax or court decisions, special concessions, contracts, business, or any other improper advantage; (iii) has otherwise given, offered or promised to give, or authorized the giving of, any bribe, improper rebate, payoff, influence payment, kickback or other corrupt or unlawful payment, expense, contribution, gift, entertainment, travel, or other benefit or advantage (collectively, “Restricted Benefits”) to or for the benefit of any Person, including, but not limited to, any Governmental Body; (iv) has solicited, requested, or received any Restricted Benefit, unlawful payment, gift, political or charitable contribution or other thing of value or advantage from any Person, in each case of (i) through (iv) above that have violated or would violate Anti-Bribery/AML Laws.

3.20 Related Party Transactions. No current director, officer or Affiliate of the Company or any of its Subsidiaries (a) has outstanding any indebtedness to the Company or any of its Subsidiaries, or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, arrangement or understanding with the Company or any of its Subsidiaries (other than a Plan) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21 Brokers. No broker, finder, investment banker or financial advisor (other than Centerview Partners LLC and Leerink Partners LLC (together, the “Company Financial Advisors”), whose fees and expenses shall be paid by the Company) is or shall be entitled to receive any brokerage, finder’s, financial advisor’s or similar fee in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company.

3.22 Opinions of the Financial Advisors of the Company. The Company Board has received the opinion of each of (i) Centerview Partners LLC the Company Financial Advisors to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the consideration consisting of $9.00 in cash, without interest, to be paid to the Company Stockholders (other than holders of Canceled Company Shares, Dissenting Company Shares and any Shares held by any affiliate of the Company) pursuant to this Agreement is fair, from a financial point of view, to such holders and (ii) Leerink Partners LLC to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made and limitations on the review undertaken in preparing such opinion as set forth therein, the consideration consisting of $9.00 in cash, without interest, to be paid to the Company Stockholders (other than holders of Canceled Company Shares, Dissenting Company Shares and Shares held by any affiliate of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.23 State Takeover Statutes Inapplicable. Assuming that the representations of Parent and Merger Sub set forth in this Agreement are true, accurate and complete, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement and the transactions contemplated hereby, and to the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Offer or the Merger or the other transactions contemplated hereby.

3.24 Rule 14d-10 Matters. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (a) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each Company Stock Plan together with any other plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any Subsidiary of the Company and (ii) the treatment of the Company Options and Company RSU Awards in accordance with the terms set forth herein, the applicable Company Stock Plans and any applicable Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (b) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby.

3.26 Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) none of Parent, Merger Sub or any of their respective Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV of this Agreement and (b) no Person has been authorized by Parent, Merger Sub or any of their respective Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and Merger Sub is duly organized and existing and in good standing under the Laws of the jurisdiction of its organization, with all requisite power and authority to own its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the consummation of the transactions contemplated hereby. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent. Both Parent and Merger Sub are in compliance with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents).

4.2 Authority for this Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and, subject to the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which adoption shall occur immediately after the execution and delivery of this Agreement), the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no additional corporate proceedings or action on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, (a) the Board of Directors of Parent (or authorized committee thereof) has approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (b) the Board of Directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, and (ii) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein, in each case of clauses (a) and (b) above, at meetings duly called and held (or by unanimous written consent). No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

4.3 Schedule TO; Schedule 14D-9.

(a) The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Schedule TO and the Offer Documents, when filed with the SEC and on the date first disseminated to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents.

(b) None of the information provided or to be provided in writing by or on behalf of Parent or Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the Schedule 14D-9 will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not, (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Parent or Merger Sub, (b) require any Governmental Authorization of, or filing with or notification to, any Governmental Body, except (i) as may be required under the HSR Act, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any material Contract or obligation to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets may be bound, or (d) violate any Law or Order applicable to Parent or any of its Subsidiaries (including Merger Sub) or by which any of their respective assets are bound, except, in the case of clauses (b) through (d), inclusive, as have not and would not, individually or in the aggregate, reasonably be expected to materially delay the consummation of the transactions contemplated hereby.

4.5 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to materially delay or hinder the consummation of the transactions contemplated hereby. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to materially delay or hinder the consummation of the transactions contemplated hereby.

4.6 Interested Stockholder. Neither Parent nor any of its Subsidiaries is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. None of Parent, Merger Sub nor any of their Affiliates directly or indirectly owns any Company Shares, other than shares beneficially owned through benefit or pension plans.

4.7 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of the executed commitment letter, dated as of the date hereof, from Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Cowen and Company, LLC and Cowen Structured Holdings, Inc. (together with all exhibits, annexes, schedules and attachments thereto, including the Fee Letter relating thereto, the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amounts set forth therein to Horizon Pharma, Inc., or another Subsidiary of Parent (as applicable, “Borrower”), for the purpose of financing the transactions contemplated by this Agreement (such financing, the “Debt Financing”); provided that the Fee Letter shall have been redacted with respect to fees and other provisions that do not affect the conditionality of the Debt Financing.

(b) The Debt Commitment Letter is, as of the date hereof, in full force and effect and has not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and, to the Knowledge of Parent, no such withdrawal, termination, rescission, amendment, supplement or modification is presently contemplated by Parent, Borrower or Merger Sub (other than amendments or modifications that are permitted by Section 6.16(b)). The Debt Commitment Letter is a legal, valid and binding obligation of Borrower and, to the Knowledge of Merger Sub and Parent, the other parties thereto. Except for the Debt Commitment Letter and the engagement letter entered into in connection therewith (which letter does not modify or amend the terms of the Debt Commitment Letter), as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing or the Debt Commitment Letter. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Borrower, Merger Sub or Parent and (in the case of the Debt Commitment Letter only, to the Knowledge of Merger Sub and Parent) any of the other parties thereto, under any term of the Debt Commitment Letter (provided that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Article III, or the Company’s compliance with its obligations under the terms of this Agreement). Borrower, Merger Sub and Parent have fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letter to be paid on or before the date hereof. Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, (ii) the accuracy of the representations and warranties set forth in Article III, (iii) the satisfaction of the conditions to Parent’s obligation to consummate the Offer and/or the Merger (as applicable), and (iv) the performance by the Company of its obligations under this Agreement, the aggregate net proceeds of the Debt Financing, together with Parent’s consolidated cash, will be sufficient for the acquisition of all Company Shares pursuant to the Offer and the Merger, as the case may be, to pay all fees and expenses in connection therewith, to make payments to all holders of outstanding In-the-money Options and Company RSU Awards under Section 2.7, as applicable, and the payment of all other amounts required to be paid by Parent and/or Merger Sub in connection with the consummation of the transactions.

4.8 No Other Operations. Merger Sub was formed solely for the purpose of effecting the Merger. Merger Sub has not and will not prior to the Effective Time engage in any activities other than those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

4.9 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or similar fee payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Merger Sub.

4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

4.11 Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) neither the Company nor any of its Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article III of this Agreement, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Access. At all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Acceptance Time, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and its Subsidiaries; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company or its Subsidiaries to restrict or otherwise prohibit access to such documents or information, (b) granting such access would violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right terminate or accelerate an obligations under, any then effective Contract to which the Company or any of its Subsidiaries is a party, or (c) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, provided, that the Company shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or waive such a privilege. Any investigation conducted pursuant to this Section 5.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a material risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries, shall be subject to the Company’s reasonable security measures and insurance requirements, and shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to this Section 5.1. Nothing in this Section 5.1 or elsewhere in this Agreement shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.

5.2 Operation of the Business of the Company. Except as described in Section 5.2 of the Disclosure Schedule, as required by applicable Law or as expressly provided for by this Agreement, or with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company will conduct and will cause each of its Subsidiaries to conduct its operations in all material respects according to its ordinary course of business consistent with past practice, and the Company will use and will cause each of its Subsidiaries to use reasonable best efforts to preserve intact its business organization and to preserve the present relationships with those Persons having significant business relationships with the Company or any such Subsidiaries. Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Disclosure Schedule, as required by applicable Law or as expressly provided for by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed), the Company will not and will not permit any of its Subsidiaries to:

(a) (i) adopt any amendments to its certificate of incorporation or bylaws (or other similar governing documents) or (ii) hold any annual or special meeting of the stockholders of the Company or file, mail or otherwise distribute any proxy solicitations or statement in respect thereof (other than, with respect to clause (ii), in connection with the Company’s annual meeting of stockholders for 2016, provided that (A) only matters that would not require the filing of a preliminary proxy statement under SEC regulations are presented for approval at such meeting and (B) the proxy statement in respect of such meeting is not filed, mailed or otherwise distributed prior to November 5, 2016);

(b) issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any Company Securities or securities of any Subsidiary of the

Company, other than Company Shares issuable (i) in accordance with the Company ESPP terms as in effect on the date of this Agreement, (ii) upon exercise of Company Options outstanding on the date of this Agreement or the vesting of Company RSU Awards outstanding on the date of this Agreement in accordance with their terms and (iii) the conversion of the Company Convertible Notes into Company Shares in accordance with their terms;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities, other than (i) as provided by any Company Stock Plan, (ii) the redemption of the Company Convertible Notes in accordance with their terms, (iii) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options in order to pay the exercise price of such Company Options, (iv) the withholding of Company Shares to satisfy Tax obligations with respect to Company Options or Company RSU Awards or (v) the acquisition by the Company of Company Options or Company RSU Awards in connection with the forfeiture of such awards;

(d) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to the Company or one of its wholly owned Subsidiaries by a wholly owned Subsidiary of the Company);

(e) (i) acquire, by means of a merger, consolidation, recapitalization or otherwise, any material business, assets or securities (other than any acquisition of assets, including active pharmaceutical ingredients and other supplies, in the ordinary course of business consistent with past practice), (ii) sell, lease, or otherwise dispose of any material assets of the Company or any of its Subsidiaries, except (A) pursuant to Contracts or commitments existing as of the date of this Agreement, (B) the sale of the Company Products in the ordinary course of business consistent with past practices, (C) non-exclusive outbound licenses to service providers, clinical trial agreements and material transfer agreements, in each case in the ordinary course of business consistent with past practices, and (D) de minimis dispositions or abandonments, in each case in the ordinary course of business and consistent with past practice, or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(f) make any loans, advances or capital contributions to, or investments in, any other Person (other than wholly owned Subsidiaries of the Company), except for advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice;

(g) enter into, renew or terminate (or allow to terminate or expire) any Material Contract or amend any Material Contract in any material respect or grant any release or relinquishment of any material rights under any Material Contract;

(h) incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money, except for indebtedness permitted under Sections 9.05(c), (g) and (h) of the Company Loan Agreement that are incurred in the ordinary course of business consistent with past practice;

(i) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except wholly owned Subsidiaries of the Company;

(j) change, in any material respect, any financial accounting methods, principles or practices used by it, except in order to comply with GAAP or applicable Law;

(k) make any material change to any accounting method or change any annual Tax accounting period, make or change any material Tax election, file any material Tax Return other than on a basis consistent with past practice, amend any material Tax Return, settle, compromise or consent to any material Tax claim or assessment, surrender a right to a material Tax refund, waive or extend the statute of limitations with respect to any material

Tax other than pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business, or incur any Taxes as a result of distributing, lending, transferring or otherwise repatriating any property in-kind or any cash amounts into the United States;

(l) except as contemplated by Section 6.9, (A) establish, adopt, terminate or amend any Plan (or any plan, program, arrangement, practice or agreement that would be an Plan if it were in existence on the date hereof except that the Company may amend any Plans to the extent required by applicable Law), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Plans (or any plan, program, arrangement, practice or agreement that would be an Plan if it were in existence on the date hereof), (C) grant any Company Employee any increase in compensation, bonuses or other benefits or (D) pay any severance, retention or retirement benefits to any current or former Company Employee, other than vested benefits (including benefits that become vested as a result of a termination of employment permitted under this Section 5.2 or the transactions) required by the terms of a Plan listed on Section 3.16(a) of the Disclosure Schedule or (E) grant any equity or equity-based compensation to any Company Employee;

(m) make any Company contributions (excluding contributions which are employee deferrals of eligible earnings under the Company’s 401(k) Plan) to the Company’s 401(k) Plan other than as required under the terms of such plan as in effect on the date of this Agreement, or make any contribution to the Company’s 401(k) Plan in Company Shares;

(n) (i) enter into any Plans, other than with any Company Employee, who is not an executive officer, with an annual base salary of less than $200,000 in the ordinary course of business consistent with past practice, or (ii) hire, promote or terminate any Company Employee other than a Company Employee, who is not an executive officer, with an annual base salary of less of $200,000 in the ordinary course of business consistent with past practice;

(o) enter into any Labor Agreement;

(p) make or authorize any capital expenditure or incur any obligations, Liabilities or indebtedness in respect thereof, except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of this Agreement, and (ii) any unbudgeted capital expenditures in an amount not to exceed $150,000 in the aggregate;

(q) settle any Legal Proceeding other than a settlement solely for monetary damages (net of insurance proceeds received) not in excess of $50,000 individually or $200,000 in the aggregate or commence any Legal Proceeding except in connection with a breach of this Agreement or any other agreements contemplated by this Agreement; or

(r) offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

5.3 No Solicitation.

(a) Subject to Section 5.3(c), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective directors, officers or other employees, controlled Affiliates, or any investment banker, attorney or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or knowingly facilitate or assist (including by way of providing information), any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with any Person (other than Parent, Merger Sub and their Representatives) regarding any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 5.3(c)), (iv) release or waive any provision of, or fail to enforce any confidentiality agreement, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, or (v) resolve, publicly propose or agree to do any of the foregoing. The Company and its Subsidiaries shall cease all existing discussions or negotiations with any Person (other than Parent, Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any proposal that constitutes or could reasonably be expected to lead to any Acquisition Proposal. Promptly after the date of this Agreement, the Company will request that each Person (if any) that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a potential Acquisition Proposal promptly return to the Company or destroy all non-public documents and materials furnished by the Company or any of its Representatives to such Person pursuant to the terms of such confidentiality agreement and immediately terminate all physical and electronic data room access relating to a potential Acquisition Proposal previously granted to any such Person. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may participate in discussions solely to seek to clarify the terms and conditions of any inquiry or proposal made by any Person.

(b) From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, as promptly as practicable (and in any event within 24 hours) following receipt of any inquiry or request which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Proposal by the Company or any of its Representatives, the Company shall (i) provide Parent with written notice of the receipt of such inquiry or Acquisition Proposal and (ii) communicate to Parent the identity of the Person making such inquiry, request or Acquisition Proposal, a copy of any written materials related thereto (or, if oral, a summary of the material terms and conditions of any such inquiry, request or Acquisition Proposal). The Company shall keep Parent reasonably informed on a prompt and timely basis (and in any event within 24 hours) with respect to any material developments, discussions or negotiations regarding any such inquiry, request or Acquisition Proposal, including by prompt notice (and in any event within 24 hours) of any material amendments or modifications thereto and all material written materials subsequently provided in connection therein and upon request of Parent, shall promptly inform Parent of the status of such inquiry, request or Acquisition Proposal.

(c) Notwithstanding anything to the contrary set forth in this Section 5.3 or otherwise contained in this Agreement, if at any time prior to the Acceptance Time (i) the Company has received an unsolicited bona fide Acquisition Proposal from any Person that did not result from any breach of this Section 5.3, and (ii) the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action described in clause (A) or (B) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided that (x) the Company shall substantially concurrently provide to Parent any information concerning the Company that is provided to any Person and which was not previously provided to Parent and (y) the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and (B) engage in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal (and waive such Person’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations). Prior to or concurrently with the Company first taking any of the actions described in clauses (A) or (B) of the immediately preceding sentence with respect to an Acquisition Proposal, the Company shall provide written notice to Parent of the determination of the Company Board made pursuant to clause (ii) of the immediately preceding sentence.

(d) Without limiting the foregoing, the Company agrees that in the event any Company Subsidiary or any Representative of the Company or any Company Subsidiary takes any action which, if taken by the Company, would be in violation of the restrictions set forth in Section 5.3(a), the Company shall be deemed to be in breach of Section 5.3(a).

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Company Board Recommendation.

(a) Subject to the terms of this Section 6.1, the Company Board shall recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”) and the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.

(b) Except as otherwise expressly provided in this Agreement, neither the Company Board nor any committee thereof shall (i) withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, (ii) approve, recommend or declare advisable or publicly propose to approve, recommend or declare advisable an Acquisition Proposal or (iii) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company Stockholders (each of clauses (i), (ii) and (iii) a “Company Board Recommendation Change”) or (iv) approve, recommend or declare advisable or propose to approve, recommend or declare advisable or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal or requiring the Company to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement (other than an Acceptable Confidentiality Agreement); provided, however, that a “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change so long as any such disclosure does not include a Company Board Recommendation Change.

(c) Notwithstanding the foregoing or anything to the contrary in this Agreement, at any time prior to the Acceptance Time, the Company Board may (i) effect a Company Board Recommendation Change in each case in response to a Superior Proposal or an Intervening Event; provided that (A) the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) in the case of a Superior Proposal, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that the applicable Acquisition Proposal constitutes a Superior Proposal, (C) the Company provides written notice to Parent at least four (4) Business Days prior to effecting a Company Board Recommendation Change or terminating this Agreement pursuant to Section 8.1(f) of its intent to take such action, specifying the reasons therefor (a “Notice of Intended Recommendation Change”), and (D) prior to effecting such Company Board Recommendation Change or terminating this Agreement pursuant to Section 8.1(f), the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions of this Agreement as would obviate the basis for a Company Board Recommendation Change or the termination of this Agreement pursuant to Section 8.1(f). Following delivery of a Notice of Intended Recommendation Change in the event of any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the terms or conditions of an applicable Acquisition Proposal or material change in the Effect constituting an Intervening Event, the Company shall provide a new Notice of Intended Recommendation Change to Parent, and any Company Board Recommendation Change or termination of this Agreement pursuant to Section 8.1(f) following delivery of such new Notice of Intended Recommendation Change shall again be subject to clause (D) of the immediately preceding sentence for a period of two (2) Business Days.

(d) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company Stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, that any disclosure or position described in clauses (i) and (ii), shall be deemed a Company Board Recommendation Change unless the Company’s Board of Directors reaffirms the Company Board Recommendation in such disclosure or in connection with such action.

6.2 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its respective Representatives to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause each of the conditions to the Offer set forth in Section 1.1(a) and Annex A and each of the conditions to the Merger set forth in Article VII to be satisfied as promptly as practicable after the date of this Agreement; (ii) without limitation of Section 6.3, obtain, as promptly as practicable after the date of this Agreement, and maintain all necessary actions or non-actions and Consents from any Governmental Bodies and make all necessary registrations, declarations and filings with any Governmental Bodies that are necessary to consummate the Offer and the Merger; and (iii) at the written request of Parent, obtain all necessary Consents from third parties under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or would reasonably be expected to have the effect of, preventing, impairing, materially delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or agree to or enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any Liability that is not conditioned upon the consummation of the Merger, to obtain any Consent of any Person (including any Governmental Body) under any Contract.

(b) Each of Parent and the Company agrees, on behalf of themselves and their respective Affiliates, that, between the date of this Agreement and the Effective Time, neither Parent nor the Company shall, and neither Parent nor the Company shall cause its Affiliates to, enter into any definitive agreements for, or consummate, an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) of any ownership interest in, or assets of, any Person if such ownership interest or assets would reasonably be expected to result in the failure to obtain any regulatory approvals required in connection with the consummation of the transactions contemplated hereby (including the Merger), or would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby (including the Merger).

6.3 Antitrust Filings.

(a) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall file with the FTC and the Antitrust Division of the DOJ a Notification and

Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as soon as practicable after the date of this Agreement but in no event later than five (5) Business Days following the date of this Agreement. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information and documentary material that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC or the DOJ, and (iv) take any and all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event by the date that is at least five (5) Business Days before the Expiration Time), and to avoid any impediment to the consummation of the Offer or the Merger under any Antitrust Laws, including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, conduct of business restrictions, a sale or disposition of such assets or businesses as are required to be divested or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, Contracts, assets or interests therein of Parent or its Affiliates (including, after the Closing, the Surviving Corporation and its Affiliates), (B) amending any venture or other arrangement of Parent or its Affiliates (including the Surviving Corporation and its Affiliates), and (C) otherwise taking or committing to take actions after the Closing with respect to one or more of the businesses, product lines, fields of use, or assets of Parent and its Affiliates (including the Surviving Corporation and its Affiliates), in each case, as may be required in order to enable the consummation of the transactions contemplated hereby, including the Merger, to occur as soon as reasonably practicable (and in any event no later than the Termination Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, including the Merger. Further, and for the avoidance of doubt, Parent will not extend any waiting period under the HSR Act or enter into any agreement with the FTC, the Antitrust Division of the DOJ or any other Governmental Body not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the Company.

(b) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Body regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Body relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or an Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Body with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Body, the parties hereto agree to (i) give each other reasonable advance notice of all meetings and conference calls with any Governmental Body relating to the Offer or the Merger, (ii) give each other an opportunity to participate in each of such meetings and conference calls, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Body regarding the Offer or the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Body, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Body regarding the Offer and the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Body relating to the Offer or the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in clauses (1) and (4) of Annex A and Section 7.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or to remove references concerning the valuation of the Company.

(c) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 6.3(a) are required to be or should be made, and whether any other Consents not contemplated by Section 6.3(a) are required to be or should be obtained, from any Governmental Body under any other applicable Law in connection with the transactions contemplated by this Agreement, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such Consents that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated by this Agreement.

6.4 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries as of the Effective Time shall (and, Parent shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the indemnification agreements (in substantially the form made available to Parent prior to the date of this Agreement) between the Company or any of its Subsidiaries and any of their respective current or former directors or officers, and any person who becomes a director or officer prior to the Effective Time (the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the certificate of incorporation and bylaws or comparable organizational documents of the Company or any of its Subsidiaries in effect on the date of this Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by applicable Law.

(b) Without limiting the generality of the provisions of Section 6.4, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each, an “Indemnified Proceeding”), to the extent such Indemnified Proceeding arises out of or pertains directly to (1) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer (including as a fiduciary with respect to an employee benefit plan) of the Company or any of its Subsidiaries or by reason of the fact that such Indemnified Person is or was serving at the request of the Company or its Subsidiaries as a director or officer (including as a fiduciary with respect to an employee benefit plan) of another Person at or prior to the Effective Time (regardless of whether asserted or claimed prior to, at or after the Effective Time), including any claim with respect to the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting in good faith a claim for indemnification under this Section 6.4(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any Indemnified Proceeding for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such Indemnified Proceeding upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder.

(c) During the period commencing at the Acceptance Time and ending on the sixth (6th) anniversary of the Effective Time, the Company and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the Company’s currently in force directors’ and officers’ liability insurance (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.4(c), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the annual amount paid by the Company for coverage during its current coverage period (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six (6) year “tail” prepaid policy on the Current Company D&O Insurance at a cost not to exceed the Maximum Annual Premium. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.4(c) for so long as such “tail” policy shall be maintained in full force and effect. Parent and Merger Sub shall cooperate with the Company to ensure that directors’ and officers’ liability insurance remains in effect with respect to the Indemnified Persons at all times prior to the Effective Time, including, if necessary, by obtaining a waiver from any applicable insurers of termination of any such directors’ and officers’ liability insurance as a result of the occurrence of the Acceptance Time (as opposed to the Effective Time).

(d) In the event that Parent or the Surviving Corporation (or any of its successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.4.

(e) The obligations under this Section 6.4 shall survive the occurrence of the Acceptance Time and the Effective Time, and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person. It is expressly agreed that the Indemnified Persons shall be third party beneficiaries of this Section 6.4.

6.5 Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as may be reasonably necessary so that the Offer, the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement; provided that nothing in the foregoing shall require the Company Board to take any action that would be inconsistent with its fiduciary duties under applicable Law.

6.6 Section 16(b) Exemption. The Company shall take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by any director or executive officer of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.7 Rule 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the date of this Agreement and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any Subsidiary of the Company, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an employment compensation, severance or other employee benefit arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 6.7 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

6.8 Public Statements and Disclosure. Neither the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue (or shall cause its Affiliates or Representatives to issue) any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement is required by applicable Law or the rules or regulations of NASDAQ or any other applicable stock exchange on which Parent may be listed, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto a reasonable opportunity to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company with respect to or in connection with an Acquisition Proposal or the matters addressed in Section 6.1. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, (a) to the extent the content of any press release or other announcement has been approved and made in accordance with this Section 6.8, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement, and (b) each party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 6.8, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby.

6.9 Employee Matters.

(a) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Plans, as applicable, will occur as of the Acceptance Time, as applicable. Parent shall or shall cause the Surviving Corporation to assume, honor, and provide all of the Company’s Plans that provide for severance and change in control obligations in accordance with their terms as in effect immediately prior to the date of this Agreement.

(b) For a period of twelve (12) months following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide to each Continuing Employee (i) a base salary or wage rate, as applicable, and annual cash bonus opportunity that is not less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash and COBRA premium severance benefits that are at least as favorable as the cash and COBRA premium severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (iii) other welfare benefits (excluding any equity-based or equity-related compensation and any benefits provided pursuant to any defined benefit pension plans) that are, taken as a whole, at least as favorable in the aggregate as selected in Parent’s sole discretion to either (A) those generally made available to similarly situated employees of the Parent or its Subsidiaries under its welfare benefit plans and programs, or (B) to the compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

(c) To the extent that a Plan or any other employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its Subsidiaries (together, the “Company Plans”) or any employee benefit plan or other compensation or severance arrangement of Parent is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time solely for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, Parent shall (or shall cause the Surviving Corporation to) use commercially reasonable efforts to ensure that (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and disability benefits to any Continuing Employee, all waiting periods, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents, and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) the accounts of such Continuing Employees under any New Plan that is a flexible spending plan are credited with any unused balance in the account of such Continuing Employee under the applicable Company Plan.

(d) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate, any Continuing Employee for any reason, or (ii) require Parent or the Surviving Corporation to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time. The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and no employee of the Company or any of its Subsidiaries (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 6.9 shall create such rights in any such Persons.

6.10 Termination of Company 401(k) Plan.

(a) Contingent upon the Closing Date, the Company shall take all necessary actions to terminate the Company 401(k) Plan, with such termination effective as of no later than the date immediately preceding the Closing Date. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent,, such approval not to be unreasonably withheld, conditioned or delayed) evidencing that the Company 401(k) Plan will be terminated effective as of no later than the date immediately preceding the Closing Date, contingent upon the Closing Date, and will adopt any necessary amendments to the Company 401(k) Plan to effect such termination

(b) Parent shall use commercially reasonable efforts to: (i) provide to Continuing Employees who were eligible to participate in the Company 401(k) Plan immediately prior to the Closing Date benefits under the Parent 401(k) Plan, subject to and in accordance with its terms, and (ii) allow Continuing Employees to make eligible rollover contributions to the Parent 401(k) Plan of their Company 401(k) Plan account balances (in cash and in loan notes evidencing loans to such Continuing Employees as of the date of distribution) from the Company 401(k) Plan, in each case as soon as practicable following the Closing Date.

6.11 Company Options, Company RSU Awards, Company Stock Plans. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company ESPP and Company Stock Plans and award agreements pursuant to which Company Options and Company RSU Awards are outstanding or otherwise) for (a) the acceleration of vesting and exercisability (as applicable) of all unexercised Company Options and all Company RSU Awards then outstanding, in each case effective immediately prior to the Effective Time, (b) the cancellation of the Company Options and Company RSU Awards as contemplated in Section 2.7(c) and Section 2.7(d), respectively, and the subsequent payment of the Merger Consideration in respect of the Company Options and Company RSU Awards pursuant to Section 2.7(c) and Section 2.7(d), respectively, (c) the operation of the Company ESPP prior to the Effective Time in accordance with the requirements of Section 2.7(e) of this Agreement, and (d) the termination of the Company Stock Plans and the Company ESPP immediately prior to the Effective Time.

6.12 Obligations of Merger Sub. Parent shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement before and after the Effective Time, as applicable (including, with respect to Merger Sub, to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement).

6.13 Notification of Certain Matters. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Acceptance Time, each of the Company and Parent shall promptly notify the other Party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of the other party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice. The failure to deliver any notice pursuant to this Section 6.13 shall not affect any of the conditions to the Offer or the Merger or give rise to any right to terminate this Agreement pursuant to Article VIII. The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.13.

6.14 Certain Litigation. The Company shall promptly advise Parent of any Legal Proceeding commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed regarding any such Legal Proceeding. Subject to execution of a customary joint defense agreement, and except if the Company Board has made a Company Board Recommendation Change, the Company shall give Parent the opportunity to participate in and consult with the Company regarding the defense or settlement of any such stockholder litigation (at Parent’s expense), and the Company shall not offer to settle any such litigation, nor shall any such settlement be agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

6.15 Convertible Notes. Not less than twenty (20) days prior to the Expiration Time, the Company shall make a Change of Control Offer (as such term is defined in the Note Purchase Agreement) to each Holder (as such term is defined in the Note Purchase Agreement) to purchase all of such Holders’ outstanding Company Convertible Notes on the Expiration Time at an offer price in cash in an amount equal to the Change of Control Payment in accordance with Section 4.04 of the Note Purchase Agreement; provided, that the right and obligation of the Company to consummate the Change of Control Offer shall be conditioned on the consummation of the Offer. In the event that the Offer is extended in accordance with the terms of this Agreement, the Company shall deliver notice to the holders of Company Convertible Notes establishing the payment date for the Change of Control Offer as the new Expiration Time of the Offer (with additional such notices to be provided in connection with each subsequent extension of the Offer, as applicable). The Company shall provide Parent, Merger Sub and their counsel reasonable opportunity to review and comment on any written notice or other written communication to or with holders of Company Convertible Notes (including the Change of Control Offer) prior to the dispatch or making thereof, and the Company shall give reasonable and good faith consideration to any comment made by Parent, Merger Sub or their counsel.

6.16 Financing; Company Assistance.

(a) Each of Merger Sub and Parent shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter; provided, that under no circumstances shall Parent, Borrower, Merger Sub or any of their Affiliates be required to commence, participate in, pursue or defend any Legal Proceeding against or involving any of Financing Source or any other Person that has committed to provide any portion of, or otherwise with respect to, the Debt Financing.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent, Borrower and Merger Sub shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter from the same and/or alternative Financing Sources so long as such substitute financing would not materially and adversely impact the ability of Parent and Merger Sub to consummate the transactions on a timely basis.

(c) Subject to Section 6.16(d), prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their Representatives to, provide to Parent and Borrower such customary and necessary cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent and Borrower in causing the conditions in the Debt Commitment Letter to be satisfied and such customary cooperation as is otherwise reasonably necessary and reasonably requested by Parent solely in connection with obtaining the Debt Financing (or any Alternative Financing), which cooperation shall include (in each case to the extent reasonably requested by Parent in connection with the Debt Financing (or any Alternative Financing)):

(i) using commercially reasonable efforts to cause its management team, external auditors and other non-legal advisors to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Financing Sources, potential lenders and the rating agencies;

(ii) to the extent appropriate, using commercially reasonable efforts to ensure any syndication and marketing efforts benefit from the Company’s existing lending and investment banking relationships;

(iii) using commercially reasonable efforts to assist with the timely preparation of customary rating agency presentations, road show materials, bank information memoranda, credit agreements, prospectuses and bank syndication materials, offering documents, offering or private placement memoranda and similar documents required in connection with the Debt Financing, including the marketing and syndication thereof;

(iv) subject to Section 5.1, furnishing Parent, Borrower and their Financing Sources as promptly as practicable with (1) information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing or customary for the offering and placement of debt securities, to the extent reasonably requested by Parent, Borrower or Merger Sub to assist in preparation of customary rating agency or lender presentations, bank information, offering or private placement memoranda, prospectuses and similar documents relating to such arrangement of loans or placement of debt securities and (2) all consolidated financial statements, historical business and other financial data, and audit reports of the Company and its Subsidiaries, and any supplements thereto required under the Debt Commitment Letter and written financial information reasonably necessary for the Parent, Borrower and the Financing Sources to prepare the “Confidential Information Memorandum” referred to in the Debt Commitment Letter and other Information Materials (as defined in the Debt Commitment Letter) or reasonably necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an offering of debt securities as contemplated by the Debt Commitment Letter, including the (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries, for the fiscal year last ended, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries, for each fiscal quarter ended after the date hereof (it being acknowledged and agreed that such unaudited quarterly financial statements shall be provided to Parent within forty (40) days after the completion of each fiscal quarter after the date hereof); provided, that the timely filing by the Company of the required financial statements specified in clauses (A) and (B) above in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the foregoing requirements in clauses (A) and (B) with respect to the Company and its Subsidiaries (the information referred to in clause (2) being referred to in this Agreement as the “Required Information”);

(v) using commercially reasonable efforts to assist Parent, Borrower and Merger Sub in obtaining corporate and facilities ratings in connection with the Debt Financing;

(vi) executing and delivering any customary pledge and security documents, credit agreements, indentures, guarantees, ancillary documents and instruments and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time) and assisting in preparing schedules thereto as may be reasonably requested by Parent, Borrower or Merger Sub (including delivery of any certificates contemplated by the Debt Commitment Letter (as in effect on the date hereof));

(vii) taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent or Borrower to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Acceptance Time;

(viii) assisting in (A) the preparation, execution and delivery of one or more pledge and security documents, credit agreements, indentures, guarantees, ancillary documents and instruments and currency or interest hedging agreements or (B) the amendment, modification or termination, and repayment or settlement, of any indebtedness and other obligations under, the Company Loan Agreement and/or any of the Company’s or its Subsidiaries’ other credit agreements, loan agreements, notes, note purchase agreements, guarantees, pledge and security agreements and any ancillary documents and instruments, and any currency or interest hedging agreements, if any, in each case, on terms that are reasonably requested by Parent, Borrower or Merger Sub in connection with the Debt Financing; provided, that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments or in respect of any such termination and repayment or settlement shall be effective until the Effective Time;

(ix) in connection with the Debt Financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Financing Source for the Debt Financing authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Source for the Debt Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material nonpublic information about the Company or its Subsidiaries or their securities;

(x) providing at least seven (7) Business Days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the Financing Source for the Debt Financing that is required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent reasonably requested by Parent from the Company at least ten (10) Business Days prior to the expected Closing Date;

(xi) using commercially reasonable efforts (including by providing customary representations to accountants) to cause accountants to consent to the use of their reports in any material relating to the Debt Financing and to provide comfort letters (including customary “negative assurance” comfort and change period comfort) in connection with any Debt Financing consisting of an offering of securities;

(xii) delivering original stock certificates and original stock powers and other equity instruments (together with appropriate original powers relating thereto) to the Financing Sources (including providing original copies thereof prior to the Closing Date) on or prior to the Closing Date;

(xiii) providing financial statements (including monthly financial statements) in the form and to the extent provided internally to senior management of the Company as promptly as reasonably practicable after providing such financial statements internally to senior management of the Company;

(xiv) upon the request of Parent, publicly disclosing or permitting Parent to publicly disclose, in connection with any bona fide marketing activities related to the Debt Financing, any non-public business or financial information related to the Company and/or any of its Subsidiaries that Parent reasonably determines, upon advice of counsel, to be material to an investment decision in the Debt Financing;

(xv) using commercially reasonable efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and Contracts to which the Company or any Company Subsidiary is a party and to arrange discussions among Parent and its Financing Sources with other parties to material leases, encumbrances and Contracts;

(xvi) providing Parent and Borrower prompt notice of any Required Information contained in the Information Materials (as defined in the Debt Commitment Letter) ceasing to be Compliant; and

(xvii) using commercially reasonable efforts to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections.

(d) Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.16), (i) nothing in this Agreement shall require any such cooperation to the extent that it would (A) require the Company or any of its Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses that are not contingent upon the earlier of the Acceptance Time and the Effective Time or incur any liability or give any indemnities that are not contingent upon the earlier of the Acceptance Time and the Effective Time, (B) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (C) require the Company or any of its Subsidiaries to take any action that would conflict with or violate the Company’s Organizational Documents, any Laws or the Company Loan Agreement, or (D) result in any officer or director of the Company or any of its Subsidiaries incurring personal liability with respect to any matters relating to the Debt Financing; and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the earlier of the Acceptance Time and the Effective Time.

(e) The Company hereby consents to the use of its and its Subsidiaries’ Trademarks in connection with the Debt Financing; provided, that such Trademarks are used solely in conformance with the Company’s trademark usage guidelines and all such uses are in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. All goodwill associated with such uses shall inure to the sole benefit of the Company.

(f) In the event that this Agreement is terminated in accordance with Section 8.1 (other than a termination by Parent pursuant to Section 8.1(d) or Section 8.1(g) or by the Company pursuant to Section 8.1(f)), (i) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket and documented expenses incurred by the Company or any of Subsidiaries or any of their respective Representatives in connection with the performance of their respective obligations under this Section 6.16 and (ii) Parent shall indemnify and hold harmless, the Company and its Subsidiaries, and their respective officers, employees and other Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, in each case except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of, or inaccuracies in the information provided by, the Company, its Subsidiaries or any of their respective Representatives.

6.17 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Shares from NASDAQ and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) prior to the Effective Time of each of the following conditions:

(a) Purchase of Company Shares. Merger Sub shall have irrevocably accepted for payment all of the Company Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Governmental Body of competent jurisdiction shall have (i) enacted, issued or promulgated any Law (other than the applicable provisions of the HSR Act) that is in effect as of immediately prior to the Effective Time which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Effective Time which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger (collectively, a “Restraint”).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination Prior to the Acceptance Time. This Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 8.1 shall give prompt written notice of such termination to the other party or parties hereto and that any termination by Parent also shall be an effective termination by Merger Sub):

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company if the Acceptance Time shall not have occurred on or before January 9, 2017 (the “Termination Date”) or the Offer shall have expired and not been extended in accordance with Section 1.1(c)(ii) without acceptance for payment of Company Shares tendered in the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose material breach of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the date of such termination; or

(c) by either Parent or the Company if there exists any Restraint which has become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have complied with its obligations under Section 6.2 to have vacated, lifted, reversed or overturned such Restraint; provided further, however, that the right to terminate under this Section 8.1(c) shall not be available to any party whose material breach of its obligations hereunder has been a principal cause of or resulted in such Restraint; or

(d) by the Company, in the event that Parent or Merger Sub shall have breached or failed to perform any of their respective covenants or agreements under this Agreement, or any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have been or become inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger), and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within ten (10) Business Days following the Company’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in breach of or has failed to perform any of its representations, warranties, covenants or agreements hereunder such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(e); or

(e) by Parent, in the event that (i) the Company shall have breached or failed to perform any of its covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have been or become inaccurate, in either case such that the conditions to the Offer set forth in clauses 2 and 3 of Annex A would fail to be satisfied, and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within ten (10) Business Days following Parent’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy, or (ii) there has been a Material Adverse Effect such that the condition to the Offer set forth in clause 5 of Annex A would fail to be satisfied; provided, in each case, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(d); or

(f) by the Company, at any time prior to the Acceptance Time in order to accept a Superior Proposal and, substantially concurrently with such termination, to enter into a binding written definitive agreement providing for the consummation of a transaction that the Company Board has determined constitutes a Superior Proposal in accordance with Section 6.1(c); provided that the Company has complied in all material respects with Section 5.3 and Section 6.1 and the Company concurrently pays Parent the Company Termination Fee to Parent pursuant to Section 8.4(a)(ii); or

(g) by Parent, in the event that (i) the Company Board shall have failed to include a Company Board Recommendation in the Schedule 14D-9 when made or a Company Board Recommendation Change shall have occurred, (ii) a tender or exchange offer relating to the Company Shares shall have been commenced by a Person who is not an Affiliate or Representative of Parent and the Company shall not have publicly announced in a Solicitation/Recommendation Statement on Schedule 14D-9, within ten (10) Business Days after the commencement of such tender or exchange offer, that the Company recommends rejection of such tender or exchange offer, or (iii) the Company Board shall have failed to reaffirm its recommendation of this Agreement within ten (10) Business Days after Parent so requests in writing.

8.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 shall be effective immediately upon the delivery of written notice by the terminating party to the other party or parties hereto, as applicable specifying the provision or provisions pursuant to which such termination is being effected. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect and there shall be no liability of any party or parties hereto (or any director, officer, employee, Affiliate, agent or other Representative of such party or parties) to the other party or parties hereto, as applicable, except (a) this Section 8.2, Section 8.3, Section 8.7 and Article IX, and the terms of the Confidentiality Agreement, each of which shall survive the termination of this Agreement, and (b) that, except as set forth in Section 8.3(c), nothing herein shall relieve any party or parties hereto from any liability or damages resulting from any willful and material breach of this Agreement that occurs prior to such termination (which liability or damages the parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby, and may include, to the extent proven and awarded by the court, damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company’s stockholders, it being acknowledged that the stockholders of the Company shall not have the right to assert directly any claim against Parent or Merger Sub or otherwise enforce this Agreement).

8.3 Expenses; Transfer Taxes.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and/or the Merger is consummated.

(b) Except as expressly provided in Section 2.8(d), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent and Merger Sub when due.

8.4 Company Termination Fee.

(a) Company Termination Fee. The Company shall pay to Parent an amount equal to $30,000,000 in cash (the “Company Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent:

(i) within two (2) Business Days after written demand by Parent, in the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(e), and the right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(e), as applicable, is then available to Parent; (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a Competing Acquisition Transaction shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been irrevocably withdrawn or otherwise abandoned prior to such termination; and (C) within twelve (12) months following such termination of this Agreement, either (y) the Company enters into a definitive agreement with respect to a Competing Acquisition Transaction or (z) consummates a Competing Acquisition Transaction. For purposes of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” shall be deemed to be references to “more than fifty percent (50%).”

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f), as a condition to the effectiveness of such termination.

(iii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g), within two (2) Business Days after written demand by Parent following such termination.

(b) Single Payment Only. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Company Termination Fee as Liquidated Damages. The parties acknowledge that the agreements contained in Section 8.4 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not enter into this Agreement. The payment by the Company of the Company Termination Fee pursuant to Section 8.4 and, to the extent applicable, any amounts payable under Section 8.4(d), shall be the sole and exclusive remedy of Parent and Merger Sub in the event of termination of this Agreement under circumstances requiring the payment of a Company Termination Fee pursuant to Section 8.4. For the avoidance of doubt, in the event Parent shall receive the Company Termination Fee (and, to the extent applicable, any amounts payable under Section 8.4(d)), the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Related Parties in connection with this Agreement and the transactions contemplated hereby (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger, and in such case no Parent Related Party shall be entitled to bring or maintain any Legal Proceeding or make any claim against the Company, any Subsidiary of the Company or any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) arising out of or relating to this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, that nothing in this Section 8.4(c) shall relieve the Company or any of its Affiliates from any liability for common law fraud or willful and material breach of this Agreement prior to the date of termination.

(d) Consequences of Non-Payment. If the Company fails to promptly pay the amount due pursuant to Section 8.4 and, in order to obtain such payment, Parent commences a suit that results in a final and non-appealable judgment against the Company for the Company Termination Fee, the Company shall pay to Parent its reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees) in connection with such suit, together with interest on the Company Termination Fee at a rate per annum equal to the prime lending rate prevailing as published in The Wall Street Journal for the period from the date such Company Termination Fee was initially due to the date of payment; provided, however, that if the Company is the prevailing party in such suit, Parent shall pay to the Company its reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees) in connection with such suit.

8.5 Non-Recourse Against Financing Sources. Notwithstanding anything to the contrary in this Agreement, (a) none of the Company Related Parties shall have any rights or claims for any type of damages against any entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and their respective Affiliates and their and their Affiliates’ former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, advisors, agents, attorneys and Representatives and their successors and assigns (collectively, the “Financing Sources”) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law, in contract, in tort or otherwise; and (b) subject to the rights of the parties to the Debt Commitment Letters and any Financing Agreements under the terms thereof, none of the Parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims for any type of damages against any Financing Sources, whether at law or equity, in contract, in tort or otherwise; provided, that the foregoing will not limit the rights of the parties to the Debt Financing under the Financing Agreements related thereto.

8.6 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Company, Parent and Merger Sub, at any time prior to the Effective Time; provided that following the Acceptance Time, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price; provided, that notwithstanding anything herein to the contrary, Section 8.2, Section 8.5, this Section 8.6, Section 9.4, Section 9.5 and Section 9.6 (and the related definitions in this Agreement used therein, but only with respect to their use in such Sections as they relate specifically to the Financing Sources, and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended, modified, supplemented or waived in a manner that negatively impacts or is otherwise adverse in any material respect to any Financing Source without the prior written consent of the Lead Arrangers (as defined in the Debt Commitment Letter). This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

8.7 Extension; Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent permitted by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time or are to be performed (in whole or in part) following the Effective Time shall survive the Effective Time in accordance with their respective terms until fully performed.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) by email or facsimile upon receipt of a written or electronic confirmation of delivery by, or on behalf of, the other party or parties, in each case to the intended recipient as set forth below:

(i)	if to Parent or Merger Sub, to:

Horizon Pharma plc

c/o Horizon Pharma, Inc.

150 South Saunders Road

Lake Forest, Illinois 60045

Attn: General Counsel

Facsimile No.: (847) 572-1631

with a copy (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Attention: Barbara Borden

Facsimile No: (858) 550-6420

E-mail: bborden@cooley.com

(ii)	if to the Company, to:

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

Attention: General Counsel

Facsimile No.: (415) 532-1306

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention:         Charles K. Ruck

                          Kathleen M. Wells

Email:              charles.ruck@lw.com

                          kathleen.wells@lw.com

Facsimile No.: (650) 463-2600

9.3 Entire Agreement. This Agreement (including any schedules, annexes and exhibits hereto) and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Disclosure Schedule and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.4 Assignment. No party may assign (by merger, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that each of Parent or Merger Sub may assign, in its sole discretion, (a) any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of the Company (so long as such assignment does not give rise to any withholding pursuant to Section 2.8(e)), but no such assignment shall relieve Parent or Merger Sub, as applicable, of any of its obligations under this Agreement and (b) its rights under this Agreement for collateral security purposes to any Financing Source, and any such Financing Source may exercise all of the rights and remedies of Parent and/or Merger Sub hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

9.5 Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Section 6.4, (b) the limitations on liability of the Company Related Parties set forth in Section 8.4(c), (c) from and after the Acceptance Time, the rights of the holders of Company Shares accepted for payment in the Offer to receive the Offer Price, as provided in Article I and in accordance with the Offer, (d) from and after the Effective Time, the rights Company Stockholders and the holders of other Company Securities to receive the Merger Consideration, as provided in Article II and (e) Section 8.2, Section 8.5, Section 8.6, Section 9.4, Section 9.5 and Section 9.6, each of which shall expressly inure to the benefit of, and be enforceable by, the Financing Sources.

9.6 Governing Law.

(a) This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Notwithstanding Section 9.6 and/or anything herein to the contrary, each of the parties hereto and each Company Related Party (i) agrees that it will not bring or support any action, cause of action, claim, cross claim or third party claim of any kind or nature (whether at law or in equity, in contract, in tort or otherwise) against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof)., (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.2 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.7 Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be effected as originally contemplated to the fullest extent possible.

9.8 Remedies.

(a) Except as otherwise provided herein, including Section 8.4(c), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Company, on the one hand, and Parent and Merger Sub, on the other hand hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under this Agreement.

9.9 Consent to Jurisdiction.

(a) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware); (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final court judgment.

9.10 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF

OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.11 Disclosure Schedule References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, portable document format (PDF) or other electronic transmission, including by e-mail attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

ARTICLE X

DEFINITIONS & INTERPRETATIONS

10.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” shall mean an agreement which contains provisions limiting the disclosure or use of non-public information with respect to the Company that are not materially less favorable in the aggregate to the Company than the terms of the Confidentiality Agreement (provided that such Acceptable Confidentiality Agreement need not contain a “standstill” or similar provision if, upon the execution of this Agreement, any similar obligations contained in confidentiality agreements with third parties who have received confidential information relating to the Company or any of its Subsidiaries in the twelve month period prior to the date of this Agreement in connection with the contemplation of a possible Acquisition Proposal shall have expired).

“Acceptance Time” shall mean the date and time of the acceptance for payment by Merger Sub of Company Shares pursuant to and subject to the conditions of the Offer.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) resulting in: (i) any acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than twenty percent (20%) of the outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning more than twenty percent (20%) of the outstanding voting securities of the Company; (ii) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving the Company pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold Company Shares representing more than twenty percent (20%) of the voting power of the surviving entity after giving effect to the consummation of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, exclusive license, or other acquisition of more than twenty percent (20%) of the consolidated assets of the Company.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York or in Dublin, Ireland are authorized or required by Law to be closed.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any state law of similar effect.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” shall mean the Company’s Retirement Savings Plan.

“Company Awards” shall mean the Company Options and the Company RSU Awards as the case may be.

“Company Board” shall mean the Board of Directors of the Company.

“Company Convertible Notes” shall mean those certain 8.0% Convertible Senior Notes due 2019 issued by the Company pursuant to that certain Convertible Note Purchase Agreement, dated July 1, 2014, with HealthCare Royalty Partners II, L.P., HCRP Overflow Fund, L.P. and MOLAG Healthcare Royalty, LLC.

“Company Employee” shall mean any current or former employee, officer or director of the Company or any of its Subsidiaries.

“Company ESPP” shall mean the Company’s 2013 Employee Stock Purchase Plan.

“Company Intellectual Property Rights” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries, (b) all Intellectual Property Rights licensed to or purported to be licensed to the Company or any of its Subsidiaries and (c) all other Intellectual Property Rights that are used by the Company or any of its Subsidiaries in the operation of their respective businesses as currently conducted, or as currently planned by the Company and its Subsidiaries to be conducted with respect to the commercialization of PROCYSBI® (cysteamine bitartrate) for the management of nephropathic cystinosis, RP103 for the treatment of Huntington’s disease and/or mitochondrial diseases and MP-376 (i.e., QUINSAIR™ (levofloxacin)) for the treatment and/or management of cystic fibrosis (including chronic pulmonary infections in patients with cystic fibrosis), the treatment of bronchiectasis and the treatment of nontuberculous mycobacteria infections and/or lung disease.

“Company Loan Agreement” shall mean that certain Amended and Restated Loan Agreement, dated as of July 1, 2014, by and among the Company, HealthCare Royalty Partners II, L.P., and the guarantors party thereto.

“Company Options” shall mean any options to purchase Company Shares outstanding under the Company Stock Plans.

“Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

“Company Products” shall mean any and all products that currently are marketed, offered, sold, licensed, sublicensed, provided, distributed or in development by the Company and/or any of its Subsidiaries, including, without limitation, cysteamine bitartrate and levofloxacin.

“Company Registered Intellectual Property Rights” shall mean all of the Registered Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Company RSU Award” shall mean any award of restricted stock units or performance stock units outstanding under the Company Stock Plans.

“Company Stock Plans” shall mean the Company’s 2006 Equity Incentive Plan, the TorreyPines Therapeutics Inc. 2006 Equity Incentive Plan, the Company’s 2010 Stock Incentive Plan and the Company’s 2014 Employment Commencement Incentive Plan, in each case, as amended from time to time.

“Company Stockholders” shall mean holders of Company Shares in their capacity as such.

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) as to Required Information consisting of historical financial statements of the Company or any of its Subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the Financing Sources to receive customary accountants’ comfort letters, and (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Information Materials (as defined in the Debt Commitment Letter).

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of June 6, 2016 by and between Parent and the Company.

“Consent” shall mean any approval, consent, license, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Continuing Employees” shall mean all employees of the Company or any of its Subsidiaries who, as of the Closing, continue their employment with the Company or any of its Subsidiaries.

“Contract” shall mean any legally binding contract, subcontract, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument.

“Control” means, with respect to any Company Intellectual Property Rights, the ownership or right to grant a license or sublicense or access with respect to such Company Intellectual Property Right, without violating the terms of any agreement or other arrangement with, or any legal rights of, or without requiring the consent of, any third party.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Domain Names” shall mean domain names and uniform resource locators.

“Effect” shall mean any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” shall mean all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, hazardous substances, or to human health and safety, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“FDA” shall mean the United States Food and Drug Administration or any successor thereto.

“Fee Letter” shall mean, with respect to any Debt Commitment Letter, the fee letter executed by Parent and/or one of its Subsidiaries and the applicable Financing Sources in connection with the Debt Commitment Letter.

“Foreign Plan” shall mean any plan, program, policy, practice, agreement or other arrangement mandated by a government other than the United States, any Plan maintained or contributed to by the Company or any Company Subsidiary that is not subject to United States law, and any Plan that covers or has covered Company Employees whose services are performed primarily outside of the United States.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authorization” shall mean franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, consents, certificates and approvals of any Governmental Body.

“Governmental Body” shall mean (i) any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (iv) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (i) through (iv) whether supranational, national, federal, state, county, municipal, provincial, and whether local or foreign, excluding any universities or other educational institutions.

“Hazardous Substance” shall mean any material, substance or waste that is defined, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, and all other ozone-depleting substances.

“Healthcare Law” means the Laws, codes, policies and guidelines of all Governmental Bodies relating to the production, preparation, propagation, compounding, conversion, pricing, marketing, promotion, sale, distribution, coverage, or reimbursement of a drug, biological or other medical item, supply or service, including, without limitation, the federal Food, Drug and Cosmetic Act (21 U.S.C. § 321 et seq.), the Public Health Service Act, the federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal healthcare program anti-kickback statute (42 U.S.C. § 1320a-7b), the healthcare fraud, false statement and health information privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, the federal healthcare program civil money penalty and exclusion authorities, the applicable requirements of Medicare, Medicaid and other Governmental Body healthcare programs, including the Veterans Health Administration and U.S. Department of Defense healthcare and contracting programs, and the analogous Laws of any federal, state, local, or foreign jurisdiction applicable to the Company and its Subsidiaries.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Intellectual Property” shall mean all intellectual property, regardless of form, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, maskworks, software and sound recordings (“Works of Authorship”); (ii) inventions and discoveries (whether or not patentable), including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, invention disclosures, designs, protocols, specifications, techniques and processes and new uses for any of the preceding items (“Inventions”); (iii) words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, product features, service marks, trade dress, trade name and other source identifiers, Domain Names and URLs and similar rights and any goodwill associated therewith (“Trademarks”); (iv) trade secrets, know-how, technologies, processes, techniques, protocols, methods, formulae, product specifications, data, algorithms, compositions, layouts, methodologies, ideas, materials, documents and confidential information (including technical data, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (“Know-How”); (v) software (including source code, executable code, systems, network tools, data, databases, firmware and related documentation) (“Software”); (vi) embodiments of any of the foregoing in any form and in any media; and (vii) rights of privacy and publicity.

“Intellectual Property Rights” shall mean all past, present, and future common law and statutory rights, which may exist or be created under the laws of any jurisdiction in the world, arising out of, or associated with Intellectual Property, including (i) rights in, arising out of, or associated with Works of Authorship, including rights granted under the U.S. Copyright Act or analogous foreign common law or statutory regime; (ii) rights in, arising out of, or associated with Inventions, including rights granted under the U.S. Patent Act or analogous foreign common law or statutory regime, including patents, utility models and inventors’ certificates and all disclosures, applications reissues, divisionals, re-examinations, renewals, substitutions, revisions, extensions, provisionals, nonprovisionals, continuations and continuations-in-part thereof; (iii) rights in, arising out of, or associated with Trademarks, including rights granted under the Lanham Act or analogous foreign common law or statutory regime; (iv) rights in, arising out of, or associated with Know-How, including rights granted under the Uniform Trade Secrets Act or analogous domestic or foreign common law or statutory regime; (v) rights in, arising out of, or associated with Software; and (vi) applications for, any of the rights referred to in clauses (i) through (v) above (whether or not in tangible form), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceedings, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including the right to receive all proceeds and damages therefrom. For the avoidance of doubt, Intellectual Property Rights include Registered Intellectual Property Rights.

“Intervening Event” shall mean a material Effect with respect to the Company that was (a) neither known to the Company Board nor reasonably foreseeable as of or prior to the date of this Agreement nor known by any of the executive officers of the Company nor reasonably foreseeable as of or prior to the date of this Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their Affiliates, (iii) clearance of the Merger under the Antitrust Laws or (iv) the mere fact the Company meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of the Agreement in the market price or trading volume of the Company common stock or the credit rating of the Company.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of any of the individuals listed on Section 10.1(a) of the Disclosure Schedule after due inquiry (provided, that, for purposes of Section 3.14, “due inquiry” shall not require such individuals to obtain any freedom-to-operate opinions or similar opinions of counsel or any clearance searches).

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” shall mean any (i) civil, criminal or administrative actions, or (ii) litigations, arbitrations, audits or other proceedings, in each of (i) and (ii), before any Governmental Body.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, or other restriction of similar nature (including any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” shall mean shall mean the first period of 10 consecutive Business Days after the date of this Agreement beginning on the first day after the Company has provided to Parent the Required Information and any authorization letters contemplated by Section 6.16(c)(ix) and such Required Information contained in the Information Materials (as defined in the Debt Commitment Letter) is Compliant; provided, that (i) November 23 and 25, 2016 shall not be considered a Business Day for the purpose of this definition of “Marketing Period” and (ii) in the event that the Marketing Period is not completed on or prior to December 16, 2016, then the Marketing Period shall not commence until on or after January 3, 2017; notwithstanding the foregoing, the “Marketing

Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such 10 Business Day period, (i) the Company and/or any of its Subsidiaries shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company or such Subsidiary has announced that it has concluded that no restatement shall be required, and the requirements above would be satisfied on the first day, throughout and on the last day of such new 10 Business Day period or (ii) the Required Information would not be Compliant at any time during such 10 Business Day period, in which case a new 10 Business Day period shall commence upon Parent and its Financing Sources receiving updated Required Information that would be Compliant, and the requirements above would be satisfied on the first day, throughout and on the last day of such new 10 Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). Notwithstanding the foregoing, or anything in this Agreement to the contrary, the “Marketing Period” shall not commence and shall be deemed not to have commenced prior to the commencement of the Offer. Subject to the immediately prior sentence, if the Company in good faith reasonably believes that it has provided the Required Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with Section 6.16(c)(iv) and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating the specific items of Required Information the Company has not delivered, in which case such Required Information shall be deemed to have been delivered and the Marketing Period to have commenced when such specific items (to the extent in fact constituting Required Information) have been delivered by the Company.

“Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in the pharmaceutical or biotechnology industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (d) any change or prospective changes in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Body (including with respect to Taxes) or any interpretation or enforcement thereof, (f) the announcement, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or compliance with the terms of this Agreement, including any Effect on retention or hiring of employees (it being understood that this clause (f) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the compliance with the terms of this Agreement), (g) changes in the Company Share price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (i) effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disaster or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, or (j) any action or inaction of, including any decision, recommendation or statement of, or requirement imposed by, any Governmental Body, panel or advisory body or any professional medical organization with respect to the Specified Product or with respect to any competitive product to the Specified Product of any competitor of the Company, or any regulatory or clinical changes, events or developments with respect to the Specified Product or with respect to any competitive product to the Specified Product of any competitor of the Company, including, in each case, any labelling, pre-clinical, clinical, manufacturing or post-marketing requirements, after the date of this Agreement, except, in the case of clauses (a), (e) and (i), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately adversely impacted thereby relative to other similar entities operating in the pharmaceutical or biotechnology industries, or (ii) the ability of the Company to consummate the transactions contemplated hereby at or prior to the Termination Date.

“NASDAQ” shall mean The NASDAQ Global Select Market.

“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Body (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent 401(k) Plan” shall mean a defined contribution plan that is sponsored by Parent or one of its Subsidiaries that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided in accordance with GAAP on the appropriate Company Financial Statements; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default or that are being contested in good faith by appropriate proceedings; (iii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Bodies, in each case that do not materially and adversely impact the current use of the affected property; (iv) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015; (v) Liens arising under any lines of credit or other credit facilities or arrangements of the Company or its Subsidiaries in effect on the date hereof (or any replacement facilities thereto permitted pursuant to Section 5.1); (vi) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (vii) with respect to leased or licensed personal property or Intellectual Property, the terms and conditions of the lease or license applicable thereto; (viii) any Liens that do not materially detract from the value or materially interfere with the use, operation or transfer of any tangible assets of the Company or any of its Subsidiaries; and (ix) Liens described in Section 10.1(b) of the Disclosure Schedule.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Body.

“Registered Intellectual Property Rights” shall mean all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Body, including all patents, registered copyrights, registered mask works, registered trademarks, service marks and trade dress, registered Domain Names, and all applications for any of the foregoing in any jurisdiction.

“Release” shall mean release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Specified Product” means levofloxacin solution for inhalation, also known as of the date of this Agreement as “MP-376” and commercially as “QUINSAIR™”.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal that did not result from a breach of Section 5.3 and is on terms that the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, and if consummated would be more favorable to the Company Stockholders, from a financial point of view, than the terms of the Offer and the Merger (after giving effect to all changes to this Agreement proposed by Parent pursuant to Section 6.1(c)); provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than twenty percent (20%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “one hundred percent (100%)”.

“Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever imposed by any Governmental Body, including any interest, penalty or addition to tax imposed by any Governmental Body.

“Tax Return” shall mean any report, declaration, return, information return, claim for refund, form, election, certificate, statement or other document filed or required to be filed with any Governmental Body relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

10.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Accepted Company Shares	2.7(a)(ii)
Agreement	Preamble
Anti-Bribery/AML Laws	3.19(a)
Borrower	4.7(a)
Canceled Company Shares	2.7(a)(ii)
Capitalization Date	3.4(a)
Certificate of Merger	2.2
Certificates	2.8(c)
Change of Control Payment	3.15(a)(xii)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	6.1(a)
Company Board Recommendation Change	6.1(b)
Company ESPP Rights	2.7(e)
Company Financial Advisors	3.21
Company Financial Statements	3.5(b)
Company Plans	6.9(c)
Company Related Parties	8.4(c)
Company SEC Reports	3.5(a)
Company Securities	3.4(a)
Company Shares	Recitals
Company Termination Fee	8.4(a)
Competing Acquisition Transaction	8.4(a)(i)
Current Company D&O Insurance	6.4(c)
Debt Commitment Letter	4.7(a)
Debt Financing	4.7(a)
DGCL	Recitals
Disclosure Schedule	Article III
Dissenting Company Shares	2.7(b)(i)
Effective Time	2.2
Enforceability Exceptions	3.2
Exchange Fund	2.8(b)
Expiration Time	1.1(c)(i)
Final Exercise Date	2.7(e)
Financing Agreements	6.16(d)
Financing Sources	8.5
In-bound License	3.14(b)
In-the-money Option	2.7(c)
Indemnified Persons	6.4(a)
Indemnified Proceeding	6.4(b)
Inventions	Article X
Know-How	Article X
Labor Agreements	3.15(a)(xvii)
Labor Organizations	3.16(i)
Material Contract	3.15(a)
Maximum Annual Premium	6.4(c)
Merger	Recitals

Term	Section Reference
Merger Consideration	2.7(a)(i)
Merger Sub	Preamble
Minimum Condition	1.1(a)(i)
Multiemployer Plan	3.16(c)
New Plans	6.9(c)
Notice of Intended Recommendation Change	6.1(c)
Offer	Recitals
Offer Commencement Date	1.1(a)
Offer Conditions	Annex A
Offer Documents	1.1(e)(i)
Offer Price	Recitals
Offer to Purchase	1.1(a)
Old Plans	6.9(c)
Option Consideration	2.7(c)
Out-bound License	3.14(b)
Parent	Preamble
Payment Agent	2.8(a)
Payoff Amount	2.7(f)
Payoff Letter	2.7(f)
Plans	3.16(a)
Principal Stockholders	Recitals
Real Property Leases	3.13(b)
Representatives	5.3
Restraint	7.1(b)
Regulatory Authorities	3.17(b)
Regulatory Permits	3.17(b)
Required Information	6.16(a)(iv)
Restricted Benefits	3.19(b)
RSU Consideration	2.7(d)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(e)(i)
Software	Article X
Stockholder List Date	1.2(b)
Surviving Corporation	2.1
Termination Date	8.1(b)
Termination Fee	8.4(a)(i)
Trademarks	Article X
Uncertificated Shares	2.8(c)
Works of Authorship	Article X

10.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g) References to “$” and “dollars” are to the currency of the United States of America.

(h) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Material Adverse Effect” under this Agreement.

(i) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(j) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(k) Except as otherwise specified, (i) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(l) The phrases “provided to,” “furnished to,” “made available,” and phrases of similar import when used herein refer to information posted to the electronic dataroom hosted by Intralinks and maintained by the Company (but only such information or material is posted and made available in such data room prior to 11:59 p.m. (Pacific Time) on the day immediately prior to the date of this Agreement).

(m) The parties hereto agree that they have participated jointly in the drafting of this Agreement and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

HORIZON PHARMA PUBLIC LIMITED COMPANY

By:	/s/ Timothy P. Walbert

Name:	Timothy P. Walbert

Title:	President and Chief Executive Officer

MISNEACH CORPORATION

By:	/s/ Timothy P. Walbert

Name:	Timothy P. Walbert

Title:	President and Chief Executive Officer

RAPTOR PHARMACEUTICAL CORP.

By:	/s/ Julie Anne Smith

Name:	Julie Anne Smith

Title:	President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of September 12, 2016 (the “Agreement”) by and among Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights and obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Agreement, the obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and, subject to Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction, as of immediately prior to the Expiration Time, of the Minimum Condition and each of the conditions set forth in clauses (1) through (8) below (collectively, the “Offer Conditions”):

(1) no Governmental Body of competent jurisdiction shall have (i) enacted, issued or promulgated any Law (other than the applicable provisions of the HSR Act) that is in effect and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of or payment for Company Shares by Parent or Merger Sub, or the consummation of the Merger, or (ii) issued or granted any Order that is in effect and makes the consummation of the Offer or the Merger illegal or which prohibits or otherwise prevents the consummation of the Offer, the acquisition of or payment for Company Shares by Parent or Merger Sub or the consummation of the Merger;

(2) (i) the representations and warranties of the Company contained in Section 3.2, Section 3.3(a), Section 3.4 (other than Sections 3.4(a) and 3.(4)(e)) of the Agreement shall have been true and correct in all materials respects as of the date of the Agreement as though made as of such date, and shall be true and correct in all material respects at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date)), it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(ii) the representations and warranties of the Company contained in Section 3.4(a), Section 3.4(e) and Section 3.21 of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Effective Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except (other than a result of a willful breach by the Company) where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and/or their respective Affiliates, individually or in the aggregate, that is more than $2,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

(iii) the representations and warranties of the Company contained in Section 3.7(a) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Expiration Time as if made on and as of such time; and

(iv) the representations and warranties of the Company contained in Article III of the Agreement (other than those referred to in subclauses (i), (ii) or (iii) above) shall have been true and correct in all respects as of the

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date of the Agreement and shall be true and correct in all respects at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

(3) the Company shall have complied with or performed in all material respects all of the agreements and covenants that the Company is required to perform, or comply with, under the Agreement at or prior to the Expiration Time, or any such breach (if capable of being cured) shall have been cured prior to the Expiration Time;

(4) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement under the HSR Act shall have expired or been terminated;

(5) since the date of the Agreement, there shall not have been any Material Adverse Effect that shall be continuing as of the Expiration Time;

(6) Parent and Merger Sub shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (2), (3) and (5) of this Annex A have been duly satisfied;

(7) the Marketing Period shall have been completed;

(8) the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

* * * * * *

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